                                                Filed Pursuant to Rule 424(b)(5)
                                                   Registration No. 333-36641



                                  $200,000,000

                            THE E.W. SCRIPPS COMPANY

                       $100,000,000 6 3/8% Notes Due 2002
LOGO                   $100,000,000 6 5/8% Notes Due 2007

Interest payable April 15 and October 15                          Due October 15

                               ------------------


The 6 3/8% Notes Due 2002 (the "2002 Notes") and the 6 5/8% Notes Due 2007 (the "2007 Notes" and, together with the 2002 Notes, the "Notes") will bear interest from October 15, 1997. The Notes will be general unsecured obligations of The E.W. Scripps Company (the "Company"). The 2002 Notes may not be redeemed prior to maturity. The Company, at its option, may at any time redeem all or any portion of the 2007 Notes at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield (as defined herein) plus 10 basis points, plus accrued and unpaid interest to the date of redemption. See "Description of Notes."



The Notes will be represented by one or more global Notes registered in the name of the nominee of The Depository Trust Company. Except as provided herein and in the accompanying Prospectus, Notes in definitive form will not be issued. See "Description of Debt Securities" in the accompanying
    Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
     THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
     OFFENSE.

                                                                   UNDERWRITING
                                                   PRICE TO        DISCOUNTS AND       PROCEEDS TO
                                                   PUBLIC(1)        COMMISSIONS       COMPANY(1)(2)
                                                  -----------     ---------------     -------------
Per 2002 Note................................       99.902%           .60%              99.302%
Total........................................     $99,902,000       $600,000          $99,302,000
Per 2007 Note................................       99.855%           .65%              99.205%
Total........................................     $99,855,000       $650,000          $99,205,000



(1) Plus accrued interest, if any, from October 15, 1997.

(2) Before deduction of expenses payable by the Company estimated at $591,561.


     The Notes are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes in book-entry form, will be made through the facilities of The Depository Trust Company on or about October 15, 1997, against payment in immediately available funds.


CREDIT SUISSE FIRST BOSTON                                     J.P. MORGAN & CO.


                  Prospectus Supplement dated October 9, 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     The Company is a diversified media company operating in three business segments: newspapers, broadcast television and entertainment. Founded by Edward
W. Scripps, the Company began publishing its first newspaper in 1878 and operating its first television station in 1947. Three members of the Company's Board of Directors are direct descendants of the founder, and a trust established by the founder in 1922 owns a controlling interest in the Company. The Company emphasizes quality, editorial independence and integrity, and public service in managing its media businesses and believes that its continuing commitment to long-term goals has been an important factor in its success.

NEWSPAPERS

     The Company is the tenth largest newspaper publisher in the United States, with daily newspapers reaching fifteen separate markets and total circulation of approximately 1.2 million daily and 1.3 million on Sunday. From its Washington bureau the Company operates the Scripps Howard News Service, a supplemental wire service covering stories in the capital, other parts of the United States and abroad. The newspaper segment generated approximately 60% of the Company's total revenues in 1996.

                    NEWSPAPER                       LOCATION            DAILY(1)         SUNDAY(1)
     ----------------------------------------   ----------------        --------         ---------
                                                                              (in thousands)
     Rocky Mountain News                        Denver, CO                 316.9            406.5
     The Commercial Appeal                      Memphis, TN                182.6            259.4
     The Knoxville News-Sentinel                Knoxville, TN              122.7            167.6
     Ventura County Star                        Ventura, CA                 94.7            102.8
     The Cincinnati Post (2)(3)                 Cincinnati, OH              81.3               --
     The Evansville Courier (2)                 Evansville, IN              60.5            109.6
     Birmingham Post-Herald(2)                  Birmingham, AL              49.7               --
     Naples Daily News                          Naples, FL                  48.4             61.5
     The Sun                                    Bremerton, WA               36.2             39.8
     Redding Record Searchlight                 Redding, CA                 35.2             38.2
     The Stuart News                            Stuart, FL                  35.1             44.1
     Boulder Daily Camera                       Boulder, CO                 34.0             42.0
     Vero Beach Press Journal                   Vero Beach, FL              33.3             35.7
     The Albuquerque Tribune(2)                 Albuquerque, NM             27.2               --
     El Paso Herald-Post(2)                     El Paso, TX                 20.9               --
                                                                        --------         --------
       Total                                                             1,178.7          1,307.2
                                                                        ========         ========

---------------
    (1) Based on Audit Bureau of Circulation Publisher's Statements (the "Statements") for the six-month period ended September 30, 1996, except figures for the Naples Daily News, the Stuart News and the Vero Beach Press Journal which are from the Statements for the twelve-month period ended September 30, 1996.
    (2) This newspaper is published under a Joint Operating Agency with another newspaper in its market.
    (3) Includes circulation of The Kentucky Post.

BROADCAST TELEVISION

     The Company owns and operates nine network-affiliated broadcast television stations, eight of which are located in markets which are among the 50 largest television markets. Six stations are ABC affiliates and three are NBC affiliates. In addition to broadcasting network programming, the Company's television stations focus on producing quality local news programming. The Company's television operations generated approximately 29% of the Company's total revenues in 1996.

                               MARKET                            NETWORK              PERCENTAGE OF U.S.
              MARKET           RANK(1)         STATION         AFFILIATION         TELEVISION HOUSEHOLDS(2)
     ------------------------- -------         -------         -----------         ------------------------
     Detroit, MI                   9              WXYZ             ABC                         1.8%
     Cleveland, OH                13              WEWS             ABC                         1.5%
     Tampa, FL                    15              WFTS             ABC                         1.5%
     Phoenix, AZ                  17              KNXV             ABC                         1.3%
     Baltimore, MD                23              WMAR             ABC                         1.0%
     Cincinnati, OH               30              WCPO             ABC                         0.8%
     Kansas City, MO              32              KSHB             NBC                         0.8%
     West Palm Beach, FL          44              WPTV             NBC                         0.6%
     Tulsa, OK                    58              KJRH             NBC                         0.5%
                                                                                             -----
       Total                                                                                   9.8%
                                                                                             =====

---------------
    (1) Market rank is based on the relative size of the Designated Market Area (defined by A.C. Nielsen Co. ("Nielsen") as geographic markets ("DMA")) among the 211 generally recognized DMAs in the U.S. based on Nielsen estimates for the November 1996 survey period.
    (2) Based on Nielsen market estimates for the November 1996 survey period.

ENTERTAINMENT

     The Company operates Home & Garden Television, a twenty-four hour cable network ("HGTV") and creates, develops and produces programming for broadcast and cable television. Under the trade name United Media, the Company is a leading distributor of news columns, comics and other features for the newspaper industry, including "Peanuts" and "Dilbert," and licenses worldwide copyrights relating to "Peanuts," "Dilbert" and other characters. The entertainment division generated approximately 11% of the Company's total revenues in 1996.

     The Company, an Ohio corporation, maintains its principal executive offices at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202, and its telephone number is (513) 977-3000. The Company's outstanding Class A Common Shares are traded on the New York Stock Exchange under the symbol "SSP."

                              RECENT DEVELOPMENTS

     On May 16, 1997, the Company agreed to acquire the newspaper and broadcast operations of Harte-Hanks Communications, Inc. ("Harte-Hanks") for $775 million, plus working capital, in cash. The Harte-Hanks newspaper and broadcast operations include daily newspapers in Abilene, Corpus Christi, Plano, San Angelo and Wichita Falls, Texas, a daily newspaper in Anderson, South Carolina (collectively, the "HHC Newspaper Operations"), and a television and radio station in San Antonio, Texas (the "HHC Broadcast Operations"). The acquisition of the HHC Newspaper Operations will increase the Company's separate newspaper markets to 21 and its total circulation to approximately 1.5 million daily and
1.6 million Sunday. The Company expects to complete the acquisition in October 1997.

     On September 4, 1997, the Company agreed to sell the HHC Broadcast Operations to certain subsidiaries of A.H. Belo Corporation ("Belo"). The Company will receive $75 million in cash and Belo's approximate 58% controlling interest in The Television Food Network, G.P. ("TVFN"), a 24-hour cable television network. The amount of cash the Company will receive will be adjusted based upon the positive or negative working capital of TVFN and the HHC Broadcast Operations at the closing date. Immediately after the Company closes the purchase of the HHC Newspaper and Broadcast Operations, Belo will pay the Company $37.5 million and will transfer its interest in TVFN to the Company. Belo will operate the HHC Broadcast Operations under a Local Marketing Agreement until the Federal Communications Commission ("FCC") approves the transfer of the HHC Broadcast Operations' FCC licenses to Belo, at which time the sale of the HHC Broadcast Operations will be completed and Belo will pay the Company the balance of the purchase price. Based on information provided to the Company by Belo, TVFN had approximately 26.5 million subscribers as of June 30, 1997. The transfer by Belo of its interest in TVFN is subject to rights of first refusal of the other partners in TVFN. If such rights were exercised, the agreement with Belo would terminate and the HHC Broadcast Operations would be retained by the Company. Assuming that the rights of first refusal are not exercised, the Company expects to complete the sale of the HHC Broadcast Operations by the end of 1997.

     The acquisition of the HHC Newspaper and Broadcast Operations, the subsequent sale of the HHC Broadcast Operations to Belo, and the acquisition of Belo's controlling interest in TVFN are sometimes hereafter collectively referred to as the "Transactions."

                                USE OF PROCEEDS


     The net proceeds from the sale of the Notes are estimated to be $197,915,439 after deducting underwriting discounts and estimated expenses payable by the Company. The Company currently intends to use the net proceeds to provide a portion of the financing required to complete the Transactions. See "Recent Developments" and "Capitalization." Pending such application, the net proceeds will be invested in short-term investment grade securities.


                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 30, 1997, on a historical basis and on a pro forma basis giving effect to the Transactions, the sale of the Notes and application of the net proceeds of the Notes, together with additional borrowings, to provide the financing required to complete the Transactions. This table should be read in conjunction with, and is qualified by reference to, the Company's consolidated financial statements and related notes and the Company's consolidated pro forma financial statements and related notes contained in documents incorporated by reference in the accompanying Prospectus and the Unaudited Pro Forma Condensed Consolidated Financial Statements contained elsewhere in this Prospectus Supplement.


                                                                         AS OF JUNE 30, 1997
                                                                       HISTORICAL    PRO FORMA
                                                                       ----------    ----------
                                                                            (in thousands)
     Current portion of long-term debt..............................   $   90,040    $  175,285
     Long-term debt (less current portion):
       Variable Rate Credit Facilities..............................           --       400,000
       6.375% Notes Due 2002........................................           --       100,000
       6.625% Notes Due 2007........................................           --       100,000
       7.375% Notes Due 1998........................................       29,706        29,706
       Other notes..................................................        2,113         2,113
                                                                       ----------    ----------
       Total long-term debt.........................................       31,819       631,819
                                                                       ----------    ----------
     Stockholders' equity...........................................    1,002,214     1,002,214
                                                                       ----------    ----------
               Total capitalization.................................   $1,124,073    $1,809,318
                                                                       ==========    ==========


     In connection with consummation of the Transactions, the Company has entered into certain Competitive Advance and Revolving Credit Facility Agreements which collectively permit aggregate borrowings up to $800 million (the "Variable Rate Credit Facilities"). The Variable Rate Credit Facilities are comprised of two unsecured lines, one limited to $400 million principal amount maturing in one year, and the other limited to $400 million principal amount maturing in five years. Borrowings under the Variable Rate Credit Facilities are available on a committed revolving credit basis at any of three short-term rates (including the prime rate) or through an auction procedure at the time of each borrowing allowing banks to offer lower rates. The Variable Rate Credit Facilities may also be used by the Company in whole or in part, in lieu of direct borrowings, as credit support for a commercial paper program established by the Company.

     The Variable Rate Credit Facilities contain, among other things, certain covenants restricting the ability of the Company and its subsidiaries to incur indebtedness, create liens, dispose of substantially all their assets and otherwise engage in certain extraordinary transactions. The Variable Rate Credit Facilities contain financial covenants pursuant to which the Company must maintain a minimum ratio of consolidated indebtedness (as defined therein) to consolidated cash flow (as defined therein) not greater than 5.0 to 1.0 and a ratio of consolidated cash flow (as defined therein) to consolidated interest expense (as defined therein) not less than 2.5 to 1.0.

     Events of default under the Variable Rate Credit Facilities include those usual and customary for facilities of this type, including, among other things, any nonpayment on such indebtedness; default in the payment of principal or interest in respect of material amounts of indebtedness of the Company or its subsidiaries; a change of control (as defined therein); any breach of the covenants or a material breach of the representations and warranties included in the Variable Rate Credit Facilities and related documents; and the institution of bankruptcy proceedings. Upon the occurrence and continuance of an event of default under the Variable Rate Credit Facilities, the lenders may terminate their commitments to lend and declare the then-outstanding loans thereunder due and payable.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected historical consolidated financial data presented below for each of the five years in the period ended December 31, 1996, have been derived from the Company's audited consolidated financial statements for such years and are qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's consolidated financial statements and notes thereto and the other financial information included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated by reference in the accompanying Prospectus. The unaudited financial information for the six months ended June 30, 1996, and 1997, have been derived from the Company's unaudited consolidated financial statements for the six month periods ended June 30, 1996, and June 30, 1997, and are qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's consolidated financial statements and notes thereto and the other financial information included in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, which is incorporated by reference in the accompanying Prospectus. In management's opinion, the unaudited financial information for the six month periods ended June 30, 1996 and June 30, 1997 include all adjustments (consisting of normal recurring accruals) which management considers necessary for a fair presentation of the results of operations and financial position of the Company for the periods and as of the dates indicated. The results of operations for the six month periods ended June 30 are not necessarily indicative of the results that may be expected for future interim periods or for the full year.

                                                                                                 SIX MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,                          JUNE 30,
                                   --------------------------------------------------------    --------------------
                                   1992(1)     1993(1)     1994(1)     1995(1)     1996(1)     1996(1)     1997(1)
                                   --------    --------    --------    --------    --------    --------    --------
                                                   (DOLLAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)
SUMMARY OF OPERATIONS:
  Operating Revenues:
    Newspapers..................   $  494.9    $  519.8    $  568.7    $  606.5    $  634.4    $  308.2    $  337.6
    Broadcast television........      247.2       254.9       288.2       295.2       323.5       155.9       159.8
    Entertainment...............       87.2        84.7        73.5        94.8       127.5        49.8        79.7
                                   --------    --------    --------    --------    --------    --------    --------
    Total.......................      829.3       859.4       930.4       996.5     1,085.4       513.9       577.0
    Divested operating
      units(2)..................      188.0        85.8        34.2        33.9        36.4        17.6        19.2
                                   --------    --------    --------    --------    --------    --------    --------
         Total operating
           revenues.............    1,017.3       945.2       964.6     1,030.4     1,121.9       531.6       596.2
                                   --------    --------    --------    --------    --------    --------    --------
  Operating Income (Loss):
    Newspapers..................       87.5        76.4       118.9       123.1       134.8        60.1        80.7
    Broadcast television........       61.6        69.1        94.5        86.9       100.4        47.5        50.8
    Entertainment...............        7.7         3.2        (7.1)      (14.4)      (10.3)       (4.2)        1.5
    Corporate...................      (15.0)      (13.6)      (15.5)      (16.8)      (18.5)       (8.9)       (8.6)
                                   --------    --------    --------    --------    --------    --------    --------
    Total.......................      141.9       135.1       190.8       178.8       206.4        94.5       124.5
    Divested operating
      units(2)..................      (13.4)        7.8         0.7         2.3         3.4         1.4         1.8
    Unusual items(3)............         --        (0.9)       (7.9)         --        (4.0)       (4.0)         --
                                   --------    --------    --------    --------    --------    --------    --------
         Total operating
           income...............      128.5       142.0       183.6       181.2       205.9        91.9       126.2
  Interest expense..............      (33.8)      (26.4)      (16.3)      (11.2)       (9.6)       (3.6)       (5.1)
  Net gains on divested
    operating units(1)..........       78.0        91.9          --          --          --          --          --
  Gain on sale of Garfield
    copyrights(4)...............         --          --        31.6          --          --          --          --
  Other unusual credits
    (charges)(5)................       (3.5)        2.5       (16.9)         --        21.5          --          --
  Miscellaneous, net............       (3.6)       (2.4)       (0.9)        1.5         1.8         0.3         0.5
  Income taxes(6)...............      (65.1)      (86.4)      (80.4)      (74.5)      (86.0)      (38.3)      (51.2)
  Minority interests............       (9.1)      (16.2)       (7.8)       (3.3)       (3.4)       (1.5)       (1.8)
                                   --------    --------    --------    --------    --------    --------    --------
  Income from continuing
    operations..................   $   91.4       104.9    $   92.8        93.6    $  130.1        48.8    $   68.6
                                   ========    ========    ========    ========    ========    ========    ========
SHARE DATA:
  Income from continuing
    operations..................   $   1.22    $   1.41    $   1.22    $   1.17    $   1.62    $    .61    $    .85
                                   ========    ========    ========    ========    ========    ========    ========
  Adjusted income from
    continuing operations
    (excluding unusual items and
    net gains)..................   $    .80    $    .72    $   1.25    $   1.17    $   1.41    $    .64    $    .85
                                   ========    ========    ========    ========    ========    ========    ========
  Dividends.....................   $    .40    $    .44    $    .44    $    .50    $    .52    $    .26    $    .26
                                   ========    ========    ========    ========    ========    ========    ========

                                                                                                 SIX MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,                          JUNE 30,
                                   --------------------------------------------------------    --------------------
                                   1992(1)     1993(1)     1994(1)     1995(1)     1996(1)     1996(1)     1997(1)
                                   --------    --------    --------    --------    --------    --------    --------
                                                   (DOLLAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA)
OTHER FINANCIAL DATA:
  EBITDA(8) -- excluding
    divested operating units(2)
    and unusual items(3):
      Newspapers................   $  121.3    $  112.3    $  152.4    $  157.9    $  171.5    $   77.6    $  100.4
      Broadcast television......       81.6        89.5       115.8       113.0       126.2        61.1        63.0
      Entertainment.............        8.5         4.2        (5.4)      (11.2)       (6.5)       (2.4)        3.6
      Corporate.................      (13.4)      (13.0)      (14.8)      (15.9)      (17.4)       (8.3)       (8.1)
                                   --------    --------    --------    --------    --------    --------    --------
      Total.....................      198.1       192.9       248.1       243.7       273.8       128.0       159.0
  Depreciation and amortization
    of intangible assets........       64.1        59.3        57.3        64.9        67.4        33.5        34.5
  Net cash provided by
    continuing operations.......      127.0       142.0       170.2       113.8       176.2        84.8        95.2
  Investing activity:
    Capital expenditures........      (81.5)      (33.5)      (53.0)      (56.3)      (52.0)      (36.3)      (21.5)
    Other (investing)/divesting
      activity, net.............       21.9       105.4        18.9       (30.9)        7.3       (79.0)      (50.2)
  Total assets..................    1,286.6     1,255.1     1,286.7     1,349.7     1,463.6     1,410.2     1,502.4
  Long-term debt (including
    current portion)(7).........      441.9       247.9       110.4        80.9       121.8       163.9       121.9
  Stockholders' equity(7).......      733.1       859.6     1,083.5     1,191.4       944.6     1,253.2     1,002.2
  Ratio of earnings to fixed
    charges(9)..................       4.76        7.88        9.82       12.04       16.90       16.34       17.60
  Long-term debt % of total
    capitalization(7)...........        38%         22%          9%          6%         11%         12%         11%

Note: Certain amounts may not add to the totals shown as each amount is rounded independently.

                               ------------------

                 NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA

     The Company's cable television systems ("Scripps Cable") were acquired by Comcast Corporation ("Comcast") on November 13, 1996 ("Cable Transaction") through a merger whereby the Company's shareholders received, tax-free, a total of 93 million shares of Comcast's Class A Special Common Stock. The aggregate market value of the Comcast shares was $1.593 billion and the net book value of Scripps Cable was $356 million, yielding an economic gain of $1.237 billion to the Company's shareholders. Unless otherwise noted, the data excludes the cable television segment, which is reported as a discontinued business operation.

(1) In the periods presented the Company acquired and divested the following:
   Acquisitions
   1997 -- Boulder, Colorado, Daily Camera in August.
   1996 -- Vero Beach, Florida, Press Journal.
   1994 -- The 13.9% public minority interest in Scripps Howard Broadcasting
           Company ("SHB") in exchange for 4,952,659 Class A Common Shares. Cinetel Productions (an independent producer of programs for cable television).
   1993 -- Remaining 2.7% minority interest in the Knoxville News-Sentinel and
           5.7% of the outstanding shares of SHB.
   1992 -- Three daily newspapers in California (including The Monterey County
           Herald in connection with the sale of The Pittsburgh Press). Divestitures
   1997 -- Monterey and San Luis Obispo, California, daily newspapers in August. 1995 -- Watsonville, California, daily newspaper. No material gain or loss was realized as proceeds approximated the book value of net assets sold.
   1993 -- Book publishing; newspapers in Tulare, California, and San Juan;
           Memphis television station; radio stations. The divestitures resulted in net pre-tax gains of $91.9 million, increasing income from continuing operations $46.8 million, $.63 per share.
   1992 -- The Pittsburgh Press; TV Data; certain other investments. The divestitures resulted in net pre-tax gains of $78.0 million, increasing income from continuing operations $45.6 million, $.61 per share.

(2) Operating units, other than cable television systems, sold prior to December 31, 1996.

(3) Total operating income included the following:
   1996 -- A $4.0 million charge in the second quarter for the Company's share of certain costs associated with restructuring portions of the distribution system of the Cincinnati joint operating agency. The charge reduced income from continuing operations $2.6 million, $.03 per share.
   1994 -- A $7.9 million loss on program rights expected to be sold as a result of changes in television network affiliations. The loss reduced income from continuing operations $4.9 million, $.07 per share.
   1993 -- A change in estimate of disputed music license fees increased operating income $4.3 million; a gain on the sale of certain publishing equipment increased operating income $1.1 million; a charge for workforce reductions at (1) the Company's Denver newspaper and (2) the newspaper feature distribution and the licensing operations of United Media decreased operating income $6.3 million. The planned workforce reductions were fully implemented in 1994. These items totaled $0.9 million and reduced income from continuing operations $0.6 million, $.01 per share.
   1992 -- Operating losses of $32.7 million during the Pittsburgh Press strike
           (reported in divested operating units) reduced income from continuing operations $20.2 million, $.27 per share.

(4) In 1994 the Company sold its worldwide Garfield and U.S. Acres copyrights. The sale resulted in a pre-tax gain of $31.6 million, $17.4 million after-tax, $.23 per share.

(5) Other unusual credits (charges) included the following:
   1996 -- In the fourth quarter, a $40.0 million gain on the Company's investment in Turner Broadcasting Systems when Turner was merged into Time Warner; $3.0 million write-off of an investment in Patient Education Media, Inc.; and $15.5 million contribution to a charitable foundation. These items totaled $21.5 million and increased income from continuing operations by $19.1 million, $.23 per share.
   1994 -- An estimated $2.8 million loss on real estate expected to be sold as a result of changes in television network affiliations; $8.0 million contribution to a charitable foundation; and $6.1 million accrual for lawsuits associated with a divested operating unit. These items totaled $16.9 million and reduced income from continuing operations $9.8 million, $.13 per share.
   1993 -- A $2.5 million fee received in connection with the change in ownership of the Ogden, Utah, newspaper. Income from continuing operations was increased $1.6 million, $.02 per share.
   1992 -- Write-downs of real estate and investments totaling $3.5 million.
           Income from continuing operations was reduced $2.3 million, $.03 per share.

(6) The provision for income taxes is affected by the following unusual items:
   1994 -- A change in estimated tax liability for prior years increased the tax provision, reducing income from continuing operations $5.3 million, $.07 per share.
   1993 -- A change in estimated tax liability for prior years decreased the tax provision, increasing income from continuing operations $5.4 million, $.07 per share; the effect of the increase in the federal income tax rate to 35% from 34% on the beginning of the year deferred tax liabilities increased the tax provision, reducing income from continuing operations $2.3 million, $.03 per share.
   1992 -- A change in estimated tax liability for prior years decreased the tax provision, increasing income from continuing operations $8.4 million, $.11 per share.

(7) Includes effect of discontinued cable television operations prior to completion of the Cable Transaction.

(8) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization.

(9) The ratios of earnings to fixed charges were computed by dividing earnings from continuing operations, before income taxes and fixed charges, by fixed charges. Fixed charges consist of interest expense, including amounts capitalized, and approximately 33% of rent expense (estimated by management to be representative of the interest component of such rent expense).

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

     The unaudited pro forma financial information presented herein gives effect to the Company's acquisition of the HHC Newspaper and Broadcast Operations, the subsequent sale of the HHC Broadcast Operations to Belo for $75 million in cash and Belo's approximate 58% controlling interest in TVFN, and additional borrowings incurred by the Company in connection with such Transactions. The Pro Forma Income Statements for the six months ended June 30, 1997, and for the year ended December 31, 1996, reflect adjustments as if the Transactions had occurred at the beginning of the periods. The Pro Forma Balance Sheet as of June 30, 1997, reflects adjustments as if the Transactions had occurred as of that date.

     The pro forma financial information should be read in conjunction with the consolidated financial statements and related notes included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and Quarterly Report on Form 10-Q for the period ended June 30, 1997, and the financial statements and notes thereto of the HHC Newspaper Operations, the HHC Broadcast Operations, and TVFN included in the Company's Current Report on Form 8-K dated September 4, 1997.

     The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. The Pro Forma Balance Sheet and Income Statements do not purport to present the financial position or results of operations of the Company had the Transactions occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The Pro Forma Income Statements do not reflect any adjustments for synergies or cost savings that management expects to realize. No assurances can be made as to the amount of cost savings or revenue enhancement, if any, that actually will be realized.

                      PRO FORMA BALANCE SHEET (UNAUDITED)
                              AS OF JUNE 30, 1997

                                                                 AS REPORTED
                                                    --------------------------------------
                                                                        HARTE-HANKS
                                                                  ------------------------     PRO FORMA      PRO FORMA
                                                     SCRIPPS      NEWSPAPERS    TELEVISION    ADJUSTMENTS    AS ADJUSTED
                                                    ----------    ----------    ----------    -----------    -----------
                                                                               (IN THOUSANDS)
ASSETS
Current Assets:
  Cash and cash equivalents.......................  $   13,794     $  1,669      $     615                   $    16,078
  Short-term investments..........................      33,389                                 $ (33,389)D
  Accounts and notes receivable...................     176,484       12,926          5,542                       194,952
  Program rights and production costs.............      29,979                       1,172                        31,151
  Inventories.....................................      12,705        4,203             21                        16,929
  Subscriber acquisition costs....................       9,731                                                     9,731
  Deferred income taxes...........................      25,134          783            173          (956)E        25,134
  Miscellaneous...................................      33,303        1,166            312                        34,781
                                                    ----------     --------       --------     ---------      ----------
  Total current assets............................     334,519       20,747          7,835       (34,345)        328,756
                                                    ----------     --------       --------     ---------      ----------
Investments.......................................      66,067                                                    66,067
                                                    ----------     --------       --------     ---------      ----------
Property, Plant and Equipment.....................     426,267       32,952          7,612        18,700C        485,531
                                                    ----------     --------       --------     ---------      ----------
Goodwill and Other Intangible Assets..............     581,170      126,343         47,701       541,756C      1,296,970
                                                    ----------     --------       --------     ---------      ----------
Other Assets:
  Program rights and production costs.............      25,330                       1,692                        27,022
  Subscriber acquisition costs....................      49,046                                                    49,046
  Receivable from Harte-Hanks.....................                  135,377         36,637      (172,014)B
  Miscellaneous...................................      19,961           77            190                        20,228
                                                    ----------     --------       --------     ---------      ----------
  Total other assets..............................      94,337      135,454         38,519      (172,014)         96,296
                                                    ----------     --------       --------     ---------      ----------
TOTAL ASSETS......................................  $1,502,360     $315,496      $ 101,667     $ 354,097     $ 2,273,620
                                                    ==========     ========       ========     =========      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt...............  $   90,040                                 $ 156,926D    $   246,966
  Accounts payable................................      53,860     $  2,137      $   1,815                        57,812
  Customer deposits and unearned revenue..........      33,905        3,703                                       37,608
  Accrued liabilities:
    Employee compensation and benefits............      32,764        3,168            764                        36,696
    Subscriber acquisition costs..................      40,357                                                    40,357
    Miscellaneous.................................      45,298        1,553            123                        46,974
                                                    ----------     --------       --------     ---------      ----------
  Total current liabilities.......................     296,224       10,561          2,702       156,926         466,413
                                                    ----------     --------       --------     ---------      ----------
Deferred Income Taxes.............................      69,998        5,403          1,826        (7,229)E        69,998
                                                    ----------     --------       --------     ---------      ----------
Long-Term Debt....................................      31,819                                   600,000D        631,819
                                                    ----------     --------       --------     ---------      ----------
Other Long-Term Obligations and Minority
  Interests.......................................     102,105           20          1,051                       103,176
                                                    ----------     --------       --------     ---------      ----------
Stockholders' Equity..............................   1,002,214      299,512         96,088      (395,600)      1,002,214
                                                    ----------     --------       --------     ---------      ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $1,502,360     $315,496      $ 101,667     $ 354,097     $ 2,273,620
                                                    ==========     ========       ========     =========      ==========


                                                      SALE OF        TV FOOD
                                                    HARTE-HANKS      NETWORK       PRO FORMA        PRO FORMA
                                                    TELEVISION     AS REPORTED    ADJUSTMENTS      AS ADJUSTED
                                                    -----------    -----------    -----------      -----------
                                                                           (IN THOUSANDS)
                                                    <
ASSETS
Current Assets:
  Cash and cash equivalents.......................   $  71,066       $ 9,362       $ (71,681)D     $    24,825
  Short-term investments..........................                     3,417                             3,417
  Accounts and notes receivable...................      (5,542)        3,168                           192,578
  Program rights and production costs.............      (1,172)        4,035                            34,014
  Inventories.....................................         (21)           98                            17,006
  Subscriber acquisition costs....................                     3,638          (3,638)C           9,731
  Deferred income taxes...........................                                                      25,134
  Miscellaneous...................................        (312)          661                            35,130
                                                    ----------        ------       ---------        ----------
  Total current assets............................      64,019        24,379         (75,319)          341,835
                                                    ----------        ------       ---------        ----------
Investments.......................................     133,231                      (133,231)C          66,067
                                                    ----------        ------       ---------        ----------
Property, Plant and Equipment.....................     (11,321)        4,034           3,651C          481,895
                                                    ----------        ------       ---------        ----------
Goodwill and Other Intangible Assets..............    (187,800)        3,616         117,671C        1,230,457
                                                    ----------        ------       ---------        ----------
Other Assets:
  Program rights and production costs.............      (1,692)        2,308                            27,638
  Subscriber acquisition costs....................                     8,629          (8,629)C          49,046
  Receivable from Harte-Hanks.....................
  Miscellaneous...................................        (190)                                         20,038
                                                    ----------        ------       ---------        ----------
  Total other assets..............................      (1,882)       10,937          (8,629)           96,722
                                                    ----------        ------       ---------        ----------
TOTAL ASSETS......................................   $  (3,753)      $42,966       $ (95,857)      $ 2,216,976
                                                    ==========        ======       =========        ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt...............                                 $ (71,681)D     $   175,285
  Accounts payable................................   $  (1,815)      $ 2,213                            58,210
  Customer deposits and unearned revenue..........                       841                            38,449
  Accrued liabilities:
    Employee compensation and benefits............        (764)          534                            36,466
    Subscriber acquisition costs..................                    10,997                            51,354
    Miscellaneous.................................        (123)          290                            47,141
                                                    ----------        ------       ---------        ----------
  Total current liabilities.......................      (2,702)       14,875         (71,681)          406,905
                                                    ----------        ------       ---------        ----------
Deferred Income Taxes.............................                                                      69,998
                                                    ----------        ------       ---------        ----------
Long-Term Debt....................................                                                     631,819
                                                    ----------        ------       ---------        ----------
Other Long-Term Obligations and Minority
  Interests.......................................      (1,051)        2,187           1,728C,F        106,040
                                                    ----------        ------       ---------        ----------
Stockholders' Equity..............................                    25,904         (25,904)        1,002,214
                                                    ----------        ------       ---------        ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........   $  (3,753)      $42,966       $ (95,857)      $ 2,216,976
                                                    ==========        ======       =========        ==========

                 See notes to pro forma financial information.

                     PRO FORMA INCOME STATEMENT (UNAUDITED)
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

                                                          AS REPORTED
                                              ------------------------------------
                                                                HARTE-HANKS                                           SALE OF
                                                          ------------------------     PRO FORMA      PRO FORMA     HARTE-HANKS
                                              SCRIPPS     NEWSPAPERS    TELEVISION    ADJUSTMENTS    AS ADJUSTED    TELEVISION
                                              --------    ----------    ----------    -----------    -----------    -----------
                                                                               (IN THOUSANDS)
Operating Revenues..........................  $596,222     $ 62,517      $ 13,512                     $ 672,251      $ (13,512)
                                              --------     --------      --------                     ---------      ---------
Operating Expenses:
  Employee compensation and benefits........   191,186       21,407         4,291      $    (161)B      216,723         (4,241)
  Newsprint and ink.........................    57,767        8,209                                      65,976
  Program, production and copyright costs...    42,815                        863                        43,678           (863)
  Other operating expenses..................   142,680       12,879         2,222                       157,781         (2,222)
  Depreciation..............................    25,894        2,025           500            850C        29,269           (681)
  Amortization of intangible assets.........     9,668        2,318           874          5,831C        18,691         (2,348)
                                              --------     --------      --------      ---------      ---------      ---------
  Total operating expenses..................   470,010       46,838         8,750          6,520        532,118        (10,355)
                                              --------     --------      --------      ---------      ---------      ---------
Operating Income............................   126,212       15,679         4,762         (6,520)       140,133         (3,157)
                                              --------     --------      --------      ---------      ---------      ---------
Other Credits (Charges):
  Interest expense..........................    (5,050)                                  (22,512)D      (27,562)
  Miscellaneous, net........................       481          (26)                        (630)D         (175)
                                              --------     --------      --------      ---------      ---------      ---------
  Net other credits (charges)...............    (4,569)         (26)                     (23,142)       (27,737)
                                              --------     --------      --------      ---------      ---------      ---------
Income Before Taxes and Minority
  Interests.................................   121,643       15,653         4,762        (29,662)       112,396         (3,157)
Provision for Income Taxes..................    51,205        7,015         2,110        (11,347)E       48,983         (1,496)
                                              --------     --------      --------      ---------      ---------      ---------
Income Before Minority Interests............    70,438        8,638         2,652        (18,315)        63,413         (1,661)
Minority Interests..........................     1,836                                                    1,836
                                              --------     --------      --------      ---------      ---------      ---------
Net Income..................................  $ 68,602     $  8,638      $  2,652      $ (18,315)     $  61,577      $  (1,661)
                                              ========     ========      ========      =========      =========      =========
Weighted-average shares outstanding.........    80,937                                                   80,937
                                              ========                                                =========
Net income per share of common stock........  $    .85                                                $     .76
                                              ========                                                =========


                                                TV FOOD
                                                NETWORK       PRO FORMA      PRO FORMA
                                              AS REPORTED    ADJUSTMENTS    AS ADJUSTED
                                              -----------    -----------    -----------
                                                           (IN THOUSANDS)
                                              <
Operating Revenues..........................   $   9,480                     $ 668,219
                                               ---------                     ---------
Operating Expenses:
  Employee compensation and benefits........       7,349                       219,831
  Newsprint and ink.........................                                    65,976
  Program, production and copyright costs...       2,427                        45,242
  Other operating expenses..................       9,134                       164,693
  Depreciation..............................         752           228C         29,568
  Amortization of intangible assets.........         339         2,142C         18,824
                                               ---------       -------       ---------
  Total operating expenses..................      20,001         2,370         544,134
                                               ---------       -------       ---------
Operating Income............................     (10,521)       (2,370)        124,085
                                               ---------       -------       ---------
Other Credits (Charges):
  Interest expense..........................        (256)        2,124D        (25,694)
  Miscellaneous, net........................         127                           (48)
                                               ---------       -------       ---------
  Net other credits (charges)...............        (129)        2,124         (25,742)
                                               ---------       -------       ---------
Income Before Taxes and Minority
  Interests.................................     (10,650)         (246)         98,343
Provision for Income Taxes..................                    (3,844)E        43,643
                                               ---------       -------       ---------
Income Before Minority Interests............     (10,650)        3,598          54,700
Minority Interests..........................          (5)         (846)F           985
                                               ---------       -------       ---------
Net Income..................................   $ (10,645)      $ 4,444       $  53,715
                                               =========       =======       =========
Weighted-average shares outstanding.........                                    80,937
                                                                             =========
Net income per share of common stock........                                 $     .66
                                                                             =========

                 See notes to pro forma financial information.

                     PRO FORMA INCOME STATEMENT (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                       AS REPORTED
                                          --------------------------------------
                                                              HARTE-HANKS                                           SALE OF
                                                        ------------------------     PRO FORMA      PRO FORMA     HARTE-HANKS
                                           SCRIPPS      NEWSPAPERS    TELEVISION    ADJUSTMENTS    AS ADJUSTED    TELEVISION
                                          ----------    ----------    ----------    -----------    -----------    -----------
                                                                            (IN THOUSANDS)
Operating Revenues......................  $1,121,858     $124,313      $ 26,100                    $ 1,272,271     $ (26,100)
                                          ----------     --------      --------                    -----------     ---------
Operating Expenses:
  Employee compensation and benefits....     360,697       41,023         8,361      $    (310)B       409,771        (8,268)
  Newsprint and ink.....................     123,390       19,957                                      143,347
  Program, production and copyright
    costs...............................      88,990                      1,347                         90,337        (1,347)
  Other operating expenses..............     273,553       25,515         4,619                        303,687        (4,619)
  Depreciation..........................      49,528        3,927         1,044          1,780C         56,279        (1,363)
  Amortization of intangible assets.....      19,849        4,637         1,748         11,660C         37,894        (4,695)
                                          ----------     --------      --------      ---------     -----------     ---------
  Total operating expenses..............     916,007       95,059        17,119         13,130       1,041,315       (20,292)
                                          ----------     --------      --------      ---------     -----------     ---------
Operating Income........................     205,851       29,254         8,981        (13,130)        230,956        (5,808)
                                          ----------     --------      --------      ---------     -----------     ---------
Other Credits (Charges):
  Interest expense......................      (9,629)                       (20)       (44,945)D       (54,594)           20
  Net gains and unusual items...........      21,531                                                    21,531
  Miscellaneous, net....................       1,834           32                         (123)D         1,743
                                          ----------     --------      --------      ---------     -----------     ---------
  Net other credits (charges)...........      13,736           32           (20)       (45,068)        (31,320)           20
                                          ----------     --------      --------      ---------     -----------     ---------
Income from Continuing Operations
  Before Taxes and Minority Interests...     219,587       29,286         8,961        (58,198)        199,636        (5,788)
Provision for Income Taxes..............      86,011       13,005         4,000        (22,260)E        80,756        (2,787)
                                          ----------     --------      --------      ---------     -----------     ---------
Income from Continuing Operations
  Before Minority Interests.............     133,576       16,281         4,961        (35,938)        118,880        (3,001)
Minority Interests......................       3,436                                                     3,436
                                          ----------     --------      --------      ---------     -----------     ---------
Income From Continuing Operations.......     130,140       16,281         4,961        (35,938)        115,444        (3,001)
Income From Discontinued Operation --
  Cable Television......................      27,263                                                    27,263
                                          ----------     --------      --------      ---------     -----------     ---------
Net Income..............................  $  157,403     $ 16,281      $  4,961      $ (35,938)    $   142,707     $  (3,001)
                                          ==========     ========      ========      =========     ===========     =========
Weighted-average shares outstanding.....      80,401                                                    80,401
                                          ==========                                               ===========
Per Share of Common Stock:
    Income from continuing operations...  $     1.62                                               $      1.44
                                          ==========                                               ===========
    Net income..........................  $     1.96                                               $      1.77
                                          ==========                                               ===========


                                            TV FOOD
                                            NETWORK       PRO FORMA      PRO FORMA
                                          AS REPORTED    ADJUSTMENTS    AS ADJUSTED
                                          -----------    -----------    -----------
                                                        (IN THOUSANDS)
                                          <
Operating Revenues......................   $  13,405                    $ 1,259,576
                                           ---------                    -----------
Operating Expenses:
  Employee compensation and benefits....      12,475                        413,978
  Newsprint and ink.....................                                    143,347
  Program, production and copyright
    costs...............................       4,281                         93,271
  Other operating expenses..............      13,739                        312,807
  Depreciation..........................       1,366       $   456C          56,738
  Amortization of intangible assets.....         792         3,945C          37,936
                                           ---------       -------      -----------
  Total operating expenses..............      32,653         4,401        1,058,077
                                           ---------       -------      -----------
Operating Income........................     (19,248)       (4,401)         201,499
                                           ---------       -------      -----------
Other Credits (Charges):
  Interest expense......................                     3,486D         (51,088)
  Net gains and unusual items...........                                     21,531
  Miscellaneous, net....................         273                          2,016
                                           ---------       -------      -----------
  Net other credits (charges)...........         273         3,486          (27,541)
                                           ---------       -------      -----------
Income from Continuing Operations
  Before Taxes and Minority Interests...     (18,975)         (915)         173,958
Provision for Income Taxes..............                    (7,031)E         70,938
                                           ---------       -------      -----------
Income from Continuing Operations
  Before Minority Interests.............     (18,975)        6,116          103,020
Minority Interests......................         (39)       (1,504)F          1,893
                                           ---------       -------      -----------
Income From Continuing Operations.......     (18,936)        7,620          101,127
Income From Discontinued Operation --
  Cable Television......................                                     27,263
                                           ---------       -------      -----------
Net Income..............................   $ (18,936)      $ 7,620      $   128,390
                                           =========       =======      ===========
Weighted-average shares outstanding.....                                     80,401
                                                                        ===========
Per Share of Common Stock:
    Income from continuing operations...                                $      1.26
                                                                        ===========
    Net income..........................                                $      1.60
                                                                        ===========

                 See notes to pro forma financial information.

NOTES TO PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

A. BASIS OF PRESENTATION

     The acquisition of the HHC Newspaper Operations and TVFN will be accounted for using the purchase method of accounting. Accordingly, assets acquired and liabilities assumed will be recorded at their estimated fair values. The estimated fair values presented in the accompanying pro forma financial information are based upon preliminary estimates, and are subject to further adjustment based on appraisals and other analyses. Management does not expect that the final allocation of the purchase price will differ materially from the allocations set forth in the pro forma financial information presented herein.

     Certain amounts in the HHC Newspaper Operations, HHC Broadcast Operations and TVFN financial statements have been reclassified to conform to the Company's classifications.

B. ASSETS NOT ACQUIRED AND LIABILITIES NOT ASSUMED

     The HHC Newspaper and Broadcast Operations' intercompany receivables will not be acquired by the Company, and the Company will not assume obligations related to the HHC Newspaper and Broadcast Operations' stock option plans. Therefore, the Pro Forma Balance Sheet and Pro Forma Income Statements have been adjusted to remove these amounts from the historical financial position and results of operations of the HHC Newspaper and Broadcast Operations.

C. DESCRIPTION OF CONSIDERATION AND FAIR VALUE ADJUSTMENTS

     The pro forma cost of the Transactions has been allocated to assets acquired and liabilities assumed at their estimated fair values as follows:

                                                                      SALE OF                NET PRO FORMA
                             HARTE-HANKS   HARTE-HANKS              HARTE-HANKS      TV         COST OF
                             NEWSPAPERS    TELEVISION     TOTAL     TELEVISION      FOOD     TRANSACTIONS
                             -----------   -----------   --------   -----------   --------   -------------
                                                            (IN THOUSANDS)
Purchase price.............   $ 575,000     $ 200,000    $775,000    $(200,000)   $125,000     $ 700,000
Estimated working capital
  adjustment...............       9,403         4,912      14,315       (4,912)      7,231        16,634
Estimated fees and
  expenses.................       1,000                     1,000                    1,000         2,000
                              ---------    ----------    --------     --------    --------     ---------
Pro forma cost of the
  acquisition..............     585,403       204,912     790,315     (204,912)    133,231       718,634
                              ---------    ----------    --------     --------    --------     ---------
Net tangible book value of
  assets acquired..........     173,169        48,387     221,556      (48,387)      9,225       182,394
Intercompany balances not
  acquired.................    (135,377)      (36,637)   (172,014)      36,637                  (135,377)
                              ---------    ----------    --------     --------    --------     ---------
Book value of net tangible
  assets...................      37,792        11,750      49,542      (11,750)      9,225        47,017
Estimated fair value
  adjustments..............      21,611         5,362      26,973       (5,362)     23,958        45,569
                              ---------    ----------    --------     --------    --------     ---------
Estimated fair value of net
  tangible and identifiable
  intangible assets
  acquired.................      59,403        17,112      76,515      (17,112)     33,183        92,586
                              ---------    ----------    --------     --------    --------     ---------
Excess of cost over fair
  value of net assets
  acquired.................   $ 526,000     $ 187,800    $713,800    $(187,800)   $100,048     $ 626,048
                              =========    ==========    ========     ========    ========     =========

     The estimated fair value adjustments consist of the following:

                                                                       SALE OF               NET PRO FORMA
                               HARTE-HANKS   HARTE-HANKS             HARTE-HANKS     TV         COST OF
                               NEWSPAPERS    TELEVISION     TOTAL    TELEVISION     FOOD     TRANSACTIONS
                               -----------   -----------   -------   -----------   -------   -------------
                                                             (IN THOUSANDS)
Step-up of property, plant
  and equipment to fair
  value......................    $14,991       $ 3,709     $18,700     $(3,709)    $ 3,651      $18,642
Customer lists and carriage
  contracts..................      2,000                     2,000                  19,976       21,976
Reduce long-term obligations
  to fair value..............                                                          331          331
Deferred income tax
  adjustment.................      4,620         1,653       6,273      (1,653)                   4,620
                                 -------       -------     -------     -------     -------      -------
Total estimated fair value
  adjustments................    $21,611       $ 5,362     $26,973     $(5,362)    $23,958      $45,569
                                 =======       =======     =======     =======     =======      =======

     Property, plant and equipment will be depreciated on a straight-line basis over lives averaging approximately 8 years. Newspaper customer lists will be amortized on a straight-line basis over lives averaging approximately 10 years. TVFN carriage contracts will be amortized based on the percentage of the current period's subscriber revenue to estimated total subscriber revenue over the terms of the contracts, or for contracts which do not require payment of subscriber fees, on a straight-line basis over the lives of the contracts, which average approximately 4 years.

     The excess of cost over the fair value of the net tangible and identifiable intangible assets acquired will be allocated to goodwill. Goodwill will be amortized on a straight-line basis over 40 years.

     The Pro Forma Income Statements give effect to the periodic depreciation and amortization that would have resulted during the periods presented.

D. BORROWINGS AND INTEREST EXPENSE

     In connection with the Transactions the Company currently expects to issue $100 million of five-year and $100 million of ten-year notes. The amount and mix of the five-year and ten-year notes may be adjusted based upon market conditions. The Company has replaced its existing $50 million variable rate credit facilities with the Variable Rate Credit Facilities. See "Capitalization." Cash received in the sale of the HHC Broadcast Operations will be used to reduce outstanding borrowings. The Transactions will also be funded in part with the Company's existing cash and short-term investments. Based upon the pro forma cost of the Transactions, the Company would have borrowed approximately $485 million under the new facility if the acquisition had been completed as of June 30, 1997. Pro forma borrowings at June 30, 1997, are as follows:

                                                                             (IN THOUSANDS)
     Variable Rate Credit Facilities.....................................       $485,245
     Five-year and ten-year notes to be sold.............................        200,000
     6.17% note, due in 1997.............................................         90,000
     7.375% notes, due in 1998...........................................         29,706
     Other notes.........................................................          2,153
                                                                                --------
     Total pro forma borrowings..........................................       $807,104
                                                                                ========

     The Pro Forma Income Statements give effect to the interest charges that would have been incurred during the periods presented, assuming a weighted average interest rate of 6.5% on the Notes and a weighted average borrowing rate of approximately 5.65% on the Variable Rate Credit Facilities. A 0.125% change in the assumed interest rates would cause pro forma interest expense to increase or decrease by approximately $800,000. The Pro Forma Income Statements also give effect to the lower investment income that would have been earned during the periods presented, based upon the Company's actual yields on its cash balances and investment portfolio during those periods.

E. INCOME TAXES

     The Pro Forma Income Statements have been adjusted to reflect the amount of income taxes that would have been incurred had the Transactions been completed at the beginning of the periods presented. In accordance with Internal Revenue Service regulations, TVFN losses are reported on the tax returns of the partners. Therefore, the income tax adjustment does not include tax benefits for TVFN losses that would be reported on the tax returns of minority partners.

     The estimated fair value of the assets acquired and liabilities assumed for financial reporting purposes will not differ materially from their respective tax bases. Therefore, the Pro Forma Balance Sheet has been adjusted to remove the deferred income tax assets and liabilities from the historical financial position of the HHC Newspaper and Broadcast Operations.

F. MINORITY INTEREST

     The Pro Forma Income Statements and Pro Forma Balance Sheet have been adjusted to reflect the minority share of TVFN results of operations and the minority interest in the net assets of TVFN.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The Company's cable television systems ("Scripps Cable") were acquired by Comcast Corporation ("Comcast") on November 13, 1996 through a merger whereby the Company's shareholders received, tax-free, a total of 93 million shares of Comcast's Class A Special Common Stock. The aggregate market value of the Comcast shares was $1,593,000,000 ($19.83 per share of the Company) and the net book value of Scripps Cable was $356,000,000, yielding an economic gain of $1,237,000,000 to the Company's shareholders. The operating results of Scripps Cable are excluded from Management's Discussion and Analysis of Financial Condition and Results of Operations as management believes they are not relevant to an understanding of the Company's continuing operations.

     Consolidated results of continuing operations were as follows:

                                                                  SIX MONTHS ENDED JUNE 30,
                                                               --------------------------------
                                                                 1997       CHANGE       1996
                                                               --------     ------     --------
                                                                    (AMOUNTS IN THOUSANDS,
                                                                    EXCEPT PER SHARE DATA)
Operating revenues:
  Newspapers...............................................    $337,563       9.5%     $308,207
  Broadcast television.....................................     159,825       2.5%      155,925
  Entertainment............................................      79,652      59.9%       49,819
                                                               --------      ----      --------
  Total....................................................     577,040      12.3%      513,951
  Divested operating units.................................      19,182                  17,618
                                                               --------      ----      --------
Total operating revenues...................................    $596,222      12.2%     $531,569
                                                               --------      ----      --------
Operating income:
  Newspapers...............................................    $ 80,680      34.2%     $ 60,138
  Broadcast television.....................................      50,847       7.1%       47,477
  Entertainment............................................       1,522                  (4,229)
  Corporate................................................      (8,592)                 (8,854)
                                                               --------      ----      --------
  Total....................................................     124,457      31.7%       94,532
  Unusual items............................................                              (4,000)
  Divested operating units.................................       1,755                   1,367
                                                               --------      ----      --------
Total operating income.....................................     126,212      37.3%       91,899
Interest expense...........................................      (5,050)                 (3,637)
Miscellaneous, net.........................................         481                     323
Income taxes...............................................     (51,205)                (38,272)
Minority interest..........................................      (1,836)                 (1,485)
                                                               --------      ----      --------
Income from continuing operations..........................    $ 68,602      40.5%     $ 48,828
                                                               ========      ====      ========
Per share of common stock:
  Income from continuing operations........................    $    .85      39.3%     $    .61
  Unusual charge...........................................                                 .03
                                                               --------      ----      --------
Adjusted income from continuing operations.................    $    .85      32.8%     $    .64
                                                               ========      ====      ========

Other Financial and Statistical Data -- excluding unusual item and Divested
Operations:

                                                                  SIX MONTHS ENDED JUNE 30,
                                                               --------------------------------
                                                                 1997       CHANGE       1996
                                                               --------     ------     --------
                                                                    (AMOUNTS IN THOUSANDS)
Total advertising revenues...................................  $417,604       8.7%     $384,104
                                                               --------      ----      --------
Advertising revenues as a percentage of total revenues.......      72.4%                   74.7%
                                                               --------                --------
EBITDA:
  Newspapers.................................................  $100,415      29.4%     $ 77,598
  Broadcast television.......................................    63,017       3.1%       61,096
  Entertainment..............................................     3,617                  (2,399)
  Corporate..................................................    (8,059)                 (8,307)
                                                               --------      ----      --------
  Total......................................................  $158,990      24.2%     $127,988
                                                               ========      ====      ========
Effective income tax rate....................................      42.1%                   43.2%
                                                               ========                ========
Weighted-average shares outstanding..........................    80,937       0.8%       80,256
                                                               ========      ====      ========
Total capital expenditures...................................  $ 21,459                $ 36,339
                                                               ========                ========

     Earnings before interest, income taxes, depreciation and amortization ("EBITDA") is included in the discussion because:
     - Changes in depreciation and amortization are often unrelated to current performance. Management believes the year-over-year change in EBITDA is a more useful measure of year-over-year performance than the change in operating income because, combined with information on capital spending plans, it is a more reliable indicator of results that may be expected in future periods.
     - Banks and other lenders use EBITDA to determine the Company's borrowing capacity.
     - Financial analysts use EBITDA to value communications media companies.
     - Acquisitions of communications media businesses are based on multiples of EBITDA.
EBITDA should not, however, be construed as an alternative measure of the amount of the Company's income or cash flows from operating activities as EBITDA excludes significant costs of doing business.

     In 1996 the Company incurred an unusual charge of approximately $4,000,000, $2,600,000 after-tax, $.03 per share, for the Company's share of certain costs associated with restructuring portions of the distribution system of the Cincinnati joint operating agency ("Cincinnati JOA Charge").

     The Company acquired the Vero Beach, Florida, Press Journal in May 1996. In August 1997 the Company traded its daily newspapers in Monterey and San Luis Obispo, California, for the daily newspaper in Boulder, Colorado. The Monterey and San Luis Obispo daily newspapers are hereafter referred to as the "Divested Operations."

     Year-to-date operating losses for HGTV totaled $4,400,000, $2,900,000 after-tax, $.04 per share in 1997 and $6,900,000, $4,200,000 after-tax, $.05 per share in 1996.

     Interest expense increased due primarily to the Vero Beach newspaper acquisition.

     Operating results, excluding the Cincinnati JOA Charge and the Divested Operations, are presented on the following pages. The Cincinnati JOA Charge and the results of the Divested Operations are excluded from the segment operating results because management believes they are not relevant to understanding the Company's ongoing operations.

     NEWSPAPERS -- Operating results for the newspaper segment, excluding the Cincinnati JOA charge and the Divested Operations, were as follows:

                                                                  SIX MONTHS ENDED JUNE 30,
                                                               --------------------------------
                                                                 1997       CHANGE       1996
                                                               --------     ------     --------
                                                                    (AMOUNTS IN THOUSANDS)
Operating revenues:
  Local......................................................  $102,346      12.3 %    $ 91,131
  Classified.................................................   100,695       9.7 %      91,763
  National...................................................    11,313      24.2 %       9,107
  Preprint and other.........................................    31,382       2.6 %      30,585
                                                               --------      ----      --------
  Total advertising..........................................   245,736      10.4 %     222,586
  Circulation................................................    61,374      (0.0)%      61,387
  Joint operating agency distributions.......................    24,530      19.0 %      20,615
  Other......................................................     5,923      63.7 %       3,619
                                                               --------      ----      --------
Total operating revenues.....................................   337,563       9.5 %     308,207
                                                               --------      ----      --------
Operating expenses:
  Employee compensation and benefits.........................   111,062       7.9 %     102,883
  Newsprint and ink..........................................    55,366     (14.5)%      64,761
  Other......................................................    70,720      12.3 %      62,965
  Depreciation and amortization..............................    19,735      13.0 %      17,460
                                                               --------      ----      --------
Total operating expenses.....................................   256,883       3.6 %     248,069
                                                               --------      ----      --------
Operating income.............................................  $ 80,680      34.2 %    $ 60,138
                                                               ========      ====      ========
Other Financial and Statistical Data:
EBITDA.......................................................  $100,415      29.4 %    $ 77,598
                                                               ========      ====      ========
Percent of operating revenues:
  Operating income...........................................      23.9%                   19.5%
  EBITDA.....................................................      29.7%                   25.2%
                                                               ========                ========
Capital expenditures.........................................  $ 13,308                $ 17,470
                                                               ========                ========
Advertising inches:
  Local......................................................     3,526      17.4 %       3,003
  Classified.................................................     3,367      11.5 %       3,021
  National...................................................       226      34.5 %         168
                                                               --------      ----      --------
  Total full run ROP.........................................     7,119      15.0 %       6,192
                                                               ========      ====      ========

     Strong growth in newspaper advertising revenue and a decline in newsprint prices led to the improvement in EBITDA. The Vero Beach newspaper, acquired in May 1996, accounted for approximately one-fourth of the increase in advertising revenues.

     The price of newsprint in 1997 was approximately 26% lower than 1996. Newsprint consumption increased 14%. In late July, certain newsprint suppliers announced price increases of approximately 6%, effective in the fourth quarter of 1997. The year-over-year cost of newsprint in 1997 will be unchanged in the third quarter, and will increase approximately 17% in the fourth quarter, excluding the HHC Newspaper Operations.

     Excluding the Vero Beach newspaper and the costs of developing new businesses, such as telephone directories and electronic services, employee compensation and other operating expenses increased approximately 6%.

     BROADCAST TELEVISION -- Operating results for the broadcast television segment were as follows:

                                                                  SIX MONTHS ENDED JUNE 30,
                                                               --------------------------------
                                                                 1997       CHANGE       1996
                                                               --------     ------     --------
                                                                    (AMOUNTS IN THOUSANDS)
Operating revenues:
  Local......................................................  $ 82,230       5.0 %    $ 78,323
  National...................................................    67,856       3.0 %      65,856
  Political..................................................       253                   3,100
  Other......................................................     9,486       9.7 %       8,646
                                                               --------      ----      --------
Total operating revenues.....................................   159,825       2.5 %     155,925
                                                               --------      ----      --------
Operating expenses:
  Employee compensation and benefits.........................    51,220       6.3 %      48,173
  Program and copyright costs................................    22,174      (1.7)%      22,568
  Other......................................................    23,414      (2.8)%      24,088
  Depreciation and amortization..............................    12,170     (10.6)%      13,619
                                                               --------      ----      --------
Total operating expenses.....................................   108,978       0.5 %     108,448
                                                               --------      ----      --------
Operating income.............................................  $ 50,847       7.1 %    $ 47,477
                                                               ========      ====      ========
Other Financial and Statistical Data:
EBITDA.......................................................  $ 63,017       3.1 %    $ 61,096
                                                               ========      ====      ========
Percent of operating revenues:
  Operating income...........................................      31.8%                   30.4%
  EBITDA.....................................................      39.4%                   39.2%
                                                               ========                ========
Capital expenditures.........................................  $  6,318                $ 17,582
                                                               ========                ========


     The increased political advertising in even-numbered years, when congressional and presidential elections occur, have made it more difficult to achieve year-over-year improvement in operating results in odd-numbered years. Year-over-year comparisons in subsequent quarters will be more difficult due to greater amounts of political advertising in the 1996 periods. Political advertising totaled approximately $4,000,000 in the third quarter, and approximately $12,400,000 in the fourth quarter, of 1996.


     The increase in employee costs is due primarily to the Company's expanded schedules of local news programs. Depreciation and amortization in 1997 decreased as certain intangible assets acquired in the 1991 purchase of the Baltimore station became fully amortized.

     ENTERTAINMENT -- Operating results for the entertainment segment were as follows:

                                                                   SIX MONTHS ENDED JUNE 30,
                                                                -------------------------------
                                                                  1997       CHANGE      1996
                                                                --------     ------     -------
                                                                    (AMOUNTS IN THOUSANDS)
Operating revenues:
  Licensing...................................................  $ 30,888      24.6%     $24,782
  Newspaper feature distribution..............................    10,963      10.9%       9,883
  Advertising.................................................    13,709      84.4%       7,433
  Subscriber fees.............................................     8,901                  2,698
  Program production..........................................    13,719                  4,375
  Other.......................................................     1,472                    648
                                                                --------      ----      --------
Total operating revenues......................................    79,652      59.9%      49,819
                                                                --------      ----      --------
Operating expenses:
  Employee compensation and benefits..........................    14,905      32.7%      11,232
  Artists' royalties..........................................    21,304      20.7%      17,655
  Programming and production costs............................    20,641      97.7%      10,442
  Other.......................................................    19,185      48.8%      12,889
  Depreciation and amortization...............................     2,095      14.5%       1,830
                                                                --------      ----      --------
Total operating expenses......................................    78,130      44.6%      54,048
                                                                --------      ----      --------
Operating income (loss).......................................  $  1,522                $(4,229)
                                                                ========                ========
Other Financial and Statistical Data:
EBITDA........................................................  $  3,617                $(2,399)
                                                                ========                ========
Capital expenditures..........................................  $  1,404                $ 1,040
                                                                ========                ========
HGTV subscribers..............................................    28,400                 16,000
                                                                ========                ========

     Licensing revenues benefited primarily from the popularity of "Dilbert" in the U.S. and the strength of "Peanuts" in international markets. Long-term book publishing agreements for "Dilbert," which were signed in 1996, provided approximately one-third of the increase in licensing revenues. Total international licensing revenues, substantially all of which are provided by "Peanuts," increased 21% despite the stronger dollar. Japanese licensing revenues increased 29% in local currency in 1997.

     Program production revenues are subject to substantial fluctuation due to the timing of completion and delivery of programs. Scripps Howard Productions ("SHP") delivered five hours of programming year-to-date in 1997 and none year-to-date in 1996. SHP delivered eight hours of programming in the second half of 1996.

     Advertising revenue and subscriber fees increased due to the continued growth of HGTV. Year-to-date operating losses for HGTV totaled $4,400,000 in 1997 and $6,900,000 in 1996. Operating losses in the second half of 1997 are expected to be higher than in the first half of 1997.

     Artists' royalties increased due to the increase in licensing revenues. Programming and production costs increased due to the additional hours of programming produced by SHP and higher programming costs associated with the growth of HGTV.

     The Company has agreed to pay cash or other incentives ("Subscriber Acquisition Costs") to cable television system operators in exchange for increased distribution of HGTV. Cable television system operators carry HGTV under contracts with an average term of approximately five years. Subscriber Acquisition Costs are amortized based upon the percentage of the current period's subscriber revenues to estimated total subscriber revenue over the terms of the contracts. At June 30, 1997, unamortized Subscriber Acquisition Costs totaled approximately $59,000,000. Based on contractual commitments as of early September 1997, HGTV will be telecast to at least 32 million homes by September 30, 1998. Additional incentive payments may be required to obtain carriage on additional cable television systems.

LIQUIDITY AND CAPITAL RESOURCES

     The Company generates significant cash flow from operating activities, primarily from its newspaper and broadcast television operations. There are no significant legal or other restrictions on the transfer of funds among the Company's business segments.

     Cash flow provided by continuing operating activities was $95,200,000 in 1997 compared to $84,800,000 in 1996.

     The Company expects to finance the Transactions with proceeds of the Notes, additional borrowings under or supported by the Company's new Variable Rate Credit Facilities, and existing cash and short-term investments. The Transactions are expected to result in 10% to 15% dilution in the Company's net income during the first year of ownership. Cash flow from continuing operations for the remainder of 1997, and in 1998, is expected to be sufficient to meet the Company's capital expenditures, required debt payments and dividend payments.

     Net debt (borrowings less cash equivalents and other short-term investments) totaled $88,500,000 at June 30, 1997. Net debt is expected to increase approximately $680,000,000 upon completion of the Transactions. Management believes the Company's cash and cash equivalents, short-term investments and additional borrowing capacity, taken together, provide adequate resources to fund the capital expenditures and expansion of existing businesses and the development or acquisition of new businesses.

                              DESCRIPTION OF NOTES

     The following description of the Notes (referred to in the accompanying Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Notes set forth in the Prospectus, to which description reference is hereby made.

     The Notes will be issued under the Indenture, dated as of September 29, 1997 (the "Indenture"), between the Company and The Chase Manhattan Bank, as Trustee, and will be limited to $200,000,000 aggregate principal amount.


     The 2002 Notes will bear interest from October 15, 1997 at the rate of 6 3/8% per annum. The 2007 Notes will bear interest from October 15, 1997 at the rate of 6 5/8% per annum. Interest on each of the Notes will be payable on April 15 and October 15 of each year, commencing April 15, 1998. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Interest on any Note will be payable generally to the person in whose name the Note is registered at the close of business on the April 1 or October 1 next preceding the April 15 or October 15 interest payment date except that interest payable at maturity will be payable to the person to whom principal is payable. Principal of and interest on the Notes will be payable, and the Notes will be transferable and exchangeable, at an office or agency of the Company maintained in New York City, provided that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears on the Security Register (as defined in the Indenture). The Notes are general unsecured obligations of the Company and, except as described in the Prospectus under "Description of Debt Securities -- Effect of Corporate Structure," will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.


OPTIONAL REDEMPTION


     The Notes do not have the benefit of sinking funds. The 2002 Notes are not redeemable prior to maturity. The Company, at its option, may at any time redeem all or a portion of the 2007 Notes, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield (as defined herein) plus 10 basis points, plus accrued and unpaid interest to the date of redemption.


     "Treasury Yield" means, with respect to any redemption date applicable to the 2007 Notes, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue (as defined herein), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.


     "Comparable Treasury Issue" means, with respect to the 2007 Notes, the United States Treasury security selected by an Independent Investment Banker (as defined herein) as having maturity comparable to the remaining term of the 2007 Notes that would be utilized, at the same time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the 2007 Notes. "Independent Investment Banker" means, with respect to the 2007 Notes offered hereby, Credit Suisse First Boston Corporation or if such firm is unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Company.



     "Comparable Treasury Price" means, with respect to any redemption date applicable to the 2007 Notes, (i) the average of the applicable Reference Treasury Dealer (as defined herein) quotation for such redemption date, after excluding the highest and lowest such applicable Reference Treasury Dealer quotations, or (ii) if the Trustee obtains fewer than three such Reference Treasury Dealer quotations, the average of all such quotations. "Reference Treasury Dealer quotations" means, with respect to each Reference Treasury Dealer and any redemption date for the 2007 Notes the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue for the 2007 Notes (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means, with respect to the 2007 Notes offered hereby, each of Credit Suisse First Boston Corporation, J.P. Morgan & Co. and Chase Securities Inc.; provided however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.


     Holders of the 2007 Notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

GLOBAL SECURITIES

     The 2002 Notes and the 2007 Notes will be represented by global Notes registered in the name of a nominee of The Depository Trust Company, New York, New York (the "Depositary"). The description of the arrangements with the Depositary set forth in the accompanying Prospectus under "Description of Debt Securities -- Global Securities" is applicable to the Notes.

     The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Terms Agreement incorporating the Underwriting Agreement, a form of which is filed as an exhibit to the Registration Statement containing the Prospectus, the Underwriters named below, for whom Credit Suisse First Boston Corporation is acting as representative (the "Representative"), have severally but not jointly agreed to purchase from the Company the following respective principal amounts of the Notes:


                                                            PRINCIPAL AMOUNT   PRINCIPAL AMOUNT
                          UNDERWRITER                        OF 2002 NOTES      OF 2007 NOTES
     -----------------------------------------------------  ----------------   ----------------
     Credit Suisse First Boston Corporation...............    $ 50,000,000       $ 50,000,000
     J.P. Morgan Securities Inc...........................      50,000,000         50,000,000
                                                              ------------       ------------
          Total...........................................    $100,000,000       $100,000,000
                                                              ============       ============


     The Terms Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased. The Terms Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitment of the non-defaulting Underwriter may be increased or the Terms Agreement may be terminated.


     The Company has been advised by the Representative that the Underwriters propose to offer the Notes to the public initially at the public offering prices set forth on the cover page of this Prospectus Supplement and to certain dealers at such prices less concessions of 0.350% of the principal amount per 2002 Note and 0.400% of the principal amount per 2007 Note, and the Underwriters and such dealers may allow discounts of 0.250% of such principal amount per Note on sales to certain other dealers. After the initial public offering, the public offering prices and concessions and discounts to dealers may be changed by the Representative.


     The Notes are a new issue of securities with no established trading market. The Underwriters have advised the Company that they intend to act as a market maker for the Notes. However, the Underwriters are not obligated to do so and may discontinue any market making at any time in either of the Notes without notice. No assurance can be given as to the liquidity of the trading markets for the Notes.

     The Company has agreed that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission, a registration statement under the Securities Act relating to United States dollar-denominated debt securities issued or guaranteed by the Company and having a maturity of more than one year from the date of issue, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of the Representative for a period beginning at the time of execution of the Terms Agreement and ending 10 days after the time and date of delivery and payment of the Notes.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Representative, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions.

     Nicholas B. Paumgarten, a Managing Director of J.P. Morgan & Co., is a director of the Company, owns 400 Class A Common Shares of the Company and is the sole trustee of certain trusts which own an aggregate of 2,000 Class A Common Shares of the Company. Mr. Paumgarten's wife owns 850 Class A Common Shares of the Company.

     The Underwriters from time to time have provided investment banking services to the Company for which they have received compensation. It is expected that the Underwriters will continue to provide such services from time to time and be compensated therefor.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Notes in their particular circumstances and with respect to the eligibility of the Notes for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Baker & Hostetler LLP, Cincinnati, Ohio, will pass upon the legality of the Notes offered hereby for the Company. Simpson Thacher & Bartlett, New York, New York (a partnership which includes professional corporations), will pass upon certain legal matters for the Underwriters. John H. Burlingame, Chairman of Baker & Hostetler LLP, is a director and a member of the Executive Committee of the Board of Directors of the Company and a trustee of the Edward W. Scripps Trust. As a trustee, he has the power together with the other trustees of the Edward W. Scripps Trust to vote and dispose of the 32,610,000 Class A Common Shares and the 16,040,000 Common Voting Shares of the Company held by the Trust. Mr. Burlingame disclaims any beneficial interest in such shares held by the Trust.

PROSPECTUS


                                  $500,000,000

                            THE E.W. SCRIPPS COMPANY
                                DEBT SECURITIES

     The E.W. Scripps Company (the "Company") intends to sell from time to time, in one or more series, up to $500,000,000 (or the equivalent thereof in foreign denominated currencies or composite currencies) aggregate principal amount of its debt securities ("Debt Securities"). The Debt Securities of each series will be offered on terms to be determined at the time of offering. The specific designation, aggregate principal amount, rate (or method of calculation) and time of payment of any interest, authorized denominations, maturity, offering price, any redemption terms or other specific terms of Debt Securities are to be set forth in Supplements to this Prospectus (each, a "Prospectus Supplement").

     The Debt Securities may be offered for sale to or through one or more underwriters to be designated by the Company, directly to other purchasers or through agents, or through a combination of such methods. See "Plan of Distribution." The names of any underwriters, dealers or selling agents involved in the sale of the Debt Securities and the compensation of such persons will be set forth in the applicable Prospectus Supplement.

     This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by the Prospectus Supplement applicable to the Debt Securities being sold.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------


                        PROSPECTUS DATED OCTOBER 3, 1997

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               TABLE OF CONTENTS

                                                                                    PAGE
                                                                                    ----
    Available Information.........................................................    3
    Incorporation of Certain Documents by Reference...............................    3
    The Company...................................................................    4
    Use of Proceeds...............................................................    5
    Ratio of Earnings to Fixed Charges............................................    5
    Description of Debt Securities................................................    5
    Plan of Distribution..........................................................   19
    Experts.......................................................................   20
    Legal Matters.................................................................   20

                               ------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBT SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that submit electronic filings to the Commission. Such material may also be inspected and copied at the offices of the New York Stock Exchange, on which the Class A Common Shares of the Company are listed, at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities offered by this Prospectus and the Prospectus Supplement, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; and with respect to each such contract, agreement or other document filed, or incorporated by reference, as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, and June 30, 1997.

          3. The Company's Current Reports on Form 8-K dated May 16, 1997, and September 4, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL DOCUMENTS WHICH HAVE BEEN INCORPORATED BY REFERENCE HEREIN, OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE THEREIN. REQUESTS SHOULD BE DIRECTED TO VICE PRESIDENT-INVESTOR RELATIONS, THE E.W. SCRIPPS COMPANY, 312 WALNUT STREET, 28TH FLOOR, CINCINNATI, OHIO 45202 (TELEPHONE: (513) 977-3000).

                                  THE COMPANY

     The Company is a diversified media company operating in three business segments: newspapers, broadcast television and entertainment. Founded by Edward
W. Scripps, the Company began publishing its first newspaper in 1878 and operating its first television station in 1947. Three members of the Company's Board of Directors are direct descendants of the founder, and a trust established by the founder in 1922 owns a controlling interest in the Company. The Company emphasizes quality, editorial independence and integrity, and public service in managing its media businesses and believes that its continuing commitment to long-term goals has been an important factor in its success.

     Newspapers. The Company is the tenth largest newspaper publisher in the United States, with daily newspapers reaching fifteen separate markets and total circulation of approximately 1.179 million daily and 1.307 million Sunday. From its Washington bureau the Company operates the Scripps Howard News Service, a supplemental wire service covering stories in the capital, other parts of the United States and abroad. The newspaper segment generated approximately 60% of the Company's total revenues in 1996.

     Broadcast Television. The Company owns and operates nine network-affiliated broadcast television stations, eight of which are located in one of the top 50 largest television markets. Six stations are ABC affiliates and three are NBC affiliates. In addition to broadcasting network programming, the Company's television stations focus on producing quality local news programming. The Company's television operations generated approximately 29% of the Company's total revenues in 1996.

     Entertainment. The Company operates Home & Garden Television, a twenty-four hour cable network ("HGTV") and creates, develops and produces programming for broadcast and cable television. Under the trade name United Media, the Company is a leading distributor of news columns, comics and other features for the newspaper industry, including "Peanuts" and "Dilbert," and licenses worldwide copyrights relating to "Peanuts", "Dilbert" and other characters. The entertainment division generated approximately 11% of the Company's total revenues in 1996.

     On May 16, 1997, the Company agreed to acquire the newspaper and broadcast operations of Harte-Hanks Communications, Inc. ("Harte-Hanks") for $775 million, plus working capital, in cash. The Harte-Hanks newspaper and broadcast operations include daily newspapers in Abilene, Corpus Christi, Plano, San Angelo and Wichita Falls, Texas, a daily newspaper in Anderson, South Carolina (collectively, the "HHC Newspaper Operations"), and a television and radio station in San Antonio, Texas (the "HHC Broadcast Operations"). The acquisition of the HHC Newspaper Operations will increase the Company's separate newspaper markets to 21 and its total circulation to approximately 1.5 million daily and
1.6 million Sunday. The Company expects to complete the acquisition in October 1997.

     On September 4, 1997, the Company agreed to sell the HHC Broadcast Operations to certain subsidiaries of A.H. Belo Corporation ("Belo"). The Company will receive $75 million in cash and Belo's approximate 58% controlling interest in The Television Food Network, G.P. ("TVFN," a 24-hour cable television network). The amount of cash the Company will receive will be adjusted based upon the positive or negative working capital of TVFN and the HHC Broadcast Operations at the closing date. Immediately after the Company closes the purchase of the HHC Newspaper and Broadcast Operations, Belo will pay the Company $37.5 million and will transfer its interest in TVFN to the Company. Belo will operate the HHC Broadcast Operations under a Local Marketing Agreement until the Federal Communications Commission ("FCC") approves the transfer of the HHC Broadcast Operations' FCC licenses to Belo, at which time the sale of the HHC Broadcast Operations will be completed and Belo will pay the Company the balance of the purchase price. Based on information provided to the Company by Belo, TVFN had approximately 26.5 million subscribers as of June 30, 1997. The Company expects to complete the sale of the HHC Broadcast Operations by the end of 1997.

     The acquisition of the HHC Newspaper and Broadcast Operations, the subsequent sale of the HHC Broadcast Operations to Belo, and the acquisition of Belo's controlling interest in TVFN are sometimes hereafter collectively referred to as the "Transactions".

     The Company, an Ohio corporation, maintains its principal executive offices at 312 Walnut Street, 28th Floor, Cincinnati, Ohio 45202, and its telephone number is (513) 977-3000. The Company's outstanding Class A Common Shares are traded on the New York Stock Exchange under the symbol "SSP."

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement, the net proceeds received from the sale of the Debt Securities will be used by the Company for general corporate purposes, which may include capital expenditures, working capital requirements, reduction of outstanding indebtedness and acquisitions. The precise amount and timing of the application of such proceeds will depend upon the funding requirements of the Company and the availability and cost of other funds. Pending such application, the net proceeds will be invested in short-term investment grade securities.

     More detailed information concerning the use of the proceeds from any particular offering of the Debt Securities will be contained in the Prospectus Supplement relating to such offering.

                       RATIO OF EARNINGS TO FIXED CHARGES


     The following table sets forth the ratio of earnings to fixed charges of the Company for each of the five years in the period ended December 31, 1996, and the six-month periods ended June 30, 1996, and June 30, 1997:


                                                                                      SIX MONTHS
                                                 YEARS ENDED DECEMBER 31,           ENDED JUNE 30,
                                          ---------------------------------------   ---------------
                                          1992    1993    1994    1995    1996(1)   1996    1997(1)
                                          -----   -----   -----   -----   -------   -----   -------
    Ratio of Earnings to Fixed
      Charges...........................   4.76    7.88    9.82   12.04    16.90    16.34    17.60

---------------

     (1) Giving effect to the Transactions and the anticipated related borrowings as though they had occurred January 1, 1997, and January 1, 1996, respectively, the pro forma ratio of earnings to fixed charges for the six months ended June 30, 1997, and for the year ended December 31, 1996, would have been 4.45 and 4.10, respectively.

     Earnings used to compute this ratio are income before income taxes and before fixed charges, excluding interest capitalized and preferred stock dividends of majority-owned subsidiaries not eliminated in consolidation, and after deducting undistributed earnings of 20% to 50% owned affiliates. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, one-third of all rent expense (considered representative of the interest factor) and preferred stock dividends of subsidiaries not eliminated in consolidation.

                         DESCRIPTION OF DEBT SECURITIES


     The Debt Securities are to be issued under an Indenture (the "Indenture"), dated as of September 29, 1997, between the Company and The Chase Manhattan Bank, as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.


     The following summaries of certain provisions of the Indenture describe general terms to which any Debt Securities issued under the Indenture may be subject. The particular terms and provisions of any series of Debt Securities offered by the Prospectus Supplement (the "Offered Debt Securities") and the extent to which such general terms and provisions described below may apply thereto will be described in the Prospectus Supplement relating to the Offered Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities in respect of which this Prospectus is being delivered, reference must be made both to the Prospectus Supplement relating thereto and the following description.

     The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of capitalized terms which are used but are not defined herein. All Section references used herein are to Sections in the Indenture.

GENERAL

     The Debt Securities offered hereby will be limited to $500,000,000 (or the equivalent thereof in foreign denominated currencies or composite currencies) aggregate principal amount, although the Indenture does not limit the amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series as from time to time authorized by the Company. (Section 301). The Indenture does not limit the amount of other indebtedness or securities which may be issued by the Company or any of its subsidiaries.

     Unless otherwise indicated in the Prospectus Supplement, each series of Debt Securities will constitute unsecured and unsubordinated indebtedness of the Company and will rank on a parity with the Company's other unsecured and unsubordinated indebtedness.

     Reference is made to the Prospectus Supplement for the terms of the Offered Debt Securities which include the following: (i) the title of the Offered Debt Securities or the particular series thereof; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) whether the Offered Debt Securities are to be issuable as Registered Securities or Bearer Securities or both, whether any of the Offered Debt Securities are to be issuable initially in temporary global form and whether any of the Offered Debt Securities are to be issuable in permanent global form; (iv) the price or prices (generally expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (v) the date or dates, or the manner of determining the same, on which the Offered Debt Securities will mature; (vi) the rate or rates per annum, or the formula by which such rate or rates shall be determined, at which the Offered Debt Securities will bear interest, if any, and the date or dates from which any such interest will accrue; (vii) the Interest Payment Dates, or the manner of determining the Interest Payment Dates, on which any such interest on the Offered Debt Securities will be payable, the Regular Record Date for any interest payable on any Offered Debt Securities that are Registered Securities on any Interest Payment Date and the extent to which, or the manner in which, any interest payable on a Global Security on an Interest Payment Date will be paid if other than in the manner described below under "Global Securities"; (viii) any mandatory or optional sinking fund or analogous provisions; (ix) each office or agency where, subject to the terms of the Indenture as described below under "Payments and Paying Agents," the principal of and any premium and interest on the Offered Debt Securities will be payable and each office or agency where, subject to the terms of the Indenture as described below under "Denominations, Registration and Transfer," the Offered Debt Securities may be presented for registration of transfer or exchange; (x) the date, if any, after which, and the price or prices at which, the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption provisions; (xi) the terms and conditions, if any, upon which the Offered Debt Securities will be repayable prior to maturity at the option of the holder thereof (in which case the Company will comply with the requirements of Section 14(e) and Rule 14e-1 under the Exchange Act in connection therewith, if then applicable); (xii) the denominations in which any Offered Debt Securities which are Registered Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof, and the denominations in which any Offered Debt Securities which are Bearer Securities will be issuable, if other than denominations of $5,000; (xiii) if other than U.S. dollars, the currency, currencies or currency unit or units for which the Offered Debt Securities may be purchased and for which the principal of, and any premium and interest on, the Offered Debt Securities may be payable; (xiv) any index used to determine the amount of payments of principal of and any premium and interest on the Offered Debt Securities; (xv) any additional Events of Default and covenants applicable to the Offered Debt Securities; and (xvi) any other terms and provisions of the Offered Debt Securities not inconsistent with the terms and provisions of the Indenture. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Offered Debt Securities. (Section 301).

     If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or foreign currency unit or units or if the principal of and any premium and interest on any series of Debt

Securities is payable in a foreign currency or currencies or foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the Prospectus Supplement.

     Debt Securities may bear interest at a fixed rate or a floating rate. Debt Securities may also be issued as original issue discount securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Federal income tax considerations and other special considerations applicable to original issue discount securities will be set forth in the Prospectus Supplement.

EFFECT OF CORPORATE STRUCTURE

     The Debt Securities will be obligations of the Company. Since the operations of the Company are conducted primarily through subsidiaries, the Company's cash flow and consequently its ability to service debt, including the Debt Securities, is dependent, in large part, upon the earnings of its subsidiaries and the payment of funds by those subsidiaries to the Company in the form of loans, dividends or otherwise, which payment is subject to various business considerations. The subsidiaries of the Company are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor.

     Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary. In such case the claims of the Company may still be subordinate to the claims of creditors secured by the assets of such subsidiary and any claims of creditors of such subsidiary senior to those held by the Company.

     At June 30, 1997, subsidiaries of the Company had less than $100,000,000 of indebtedness to parties other than the Company or its subsidiaries (such $100,000,000 does not include program rights obligations and amounts owed to trade creditors and employees). There are no restrictions in the Indenture on the creation of additional indebtedness, including indebtedness of the Company's subsidiaries, and the incurrence of significant amounts of additional indebtedness could have an adverse impact on the Company's ability to service its indebtedness, including the Debt Securities.

DENOMINATIONS, REGISTRATION AND TRANSFER

     The Debt Securities may be issuable as Registered Securities, Bearer Securities or both. Debt Securities of a series may be issuable in the form of one or more global Securities, as described below under "Global Securities." Unless otherwise provided in the Prospectus Supplement, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof and Bearer Securities denominated in U.S. dollars will be issued only in the denomination of $5,000. A global Security will be issued in a denomination equal to the aggregate amount of Outstanding Debt Securities represented by such global Security. The Prospectus Supplement relating to Debt Securities denominated in a foreign or composite currency will specify the authorized denominations thereof. (Sections 201, 203, 301 and 302).

     In connection with its sale, during the "restricted period" as defined in
Section 1.163-5(c)(2)(i)(D)(7) of the United States Treasury Regulations (generally, the first 40 days after the closing date and, with respect to any unsold allotments, until sold), no Bearer Security shall be mailed or otherwise delivered to any location in the United States (as defined below under "Limitations on Issuance of Bearer Securities") and any such Bearer Security (other than a temporary global Security in bearer form) may be delivered only if the person entitled to receive such Bearer Security furnishes written certification, in the form required by the Indenture, to the effect that such Bearer Security is not being acquired by or on behalf of a United States person (as defined below under "Limitations on Issuance of Bearer Securities"), or, if a beneficial interest in such Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a person described in Section 1.163-5(c)(2)(i)(D)(6) of the United States Treasury Regulations, or is a financial institution which has purchased such Bearer Security for resale during the restricted period and who certifies that it has not acquired such Bearer Security for purposes of resale directly or indirectly to a United States person or to a person within the United States. (Section 303). See "Payment and Paying Agents" and "Global Securities" below.

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Debt Securities of any series are issuable as both Registered Securities and as Bearer Securities, at the option of the Holder upon request confirmed in writing, and subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default, attached) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in the Prospectus Supplement, any Bearer Security surrendered in exchange for a Registered Security between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest attached and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such coupon when due in accordance with the terms of the Indenture. Bearer Securities will not be issued in exchange for Registered Securities. (Section 305).

     Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a global Security) may be presented for registration of transfer (with the form of transfer duly executed) at the office of the Security Registrar designated by the Company for such purpose with respect to any series of Debt Securities and referred to in the Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Company and the Security Registrar being satisfied with the endorsement or written and executed instrument of transfer. The Company has initially appointed the Trustee as the Security Registrar under the Indenture. (Section 305). If the Prospectus Supplement refers to any transfer agent (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities. (Section 1002).

     In the event of any redemption in part, the Company shall not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (a) if Debt Securities of the series are issuable as Registered Securities, the day of mailing of the relevant notice of redemption and (b) if Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of that series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security called for redemption, in whole or in part, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that same series and of a like principal amount and tenor which is immediately surrendered for redemption. (Section 305).

PAYMENTS AND PAYING AGENTS

     Unless otherwise indicated in the Prospectus Supplement, payment of principal of and any premium and interest on Registered Securities (other than a global Security) will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made (i) by check mailed to the address of the payee entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by such payee with a bank located inside the United States as specified in the Security Register. (Sections 307 and 1002). Unless otherwise indicated in the Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest payment. (Section 307).

     Unless otherwise indicated in the Prospectus Supplement, payment of principal of and any premium and interest on Bearer Securities will be payable (subject to applicable laws and regulations) at the offices of such Paying Agent or Paying Agents outside the United States as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check or by wire transfer to an account maintained by the payee outside the United States. (Sections 307 and 1002). Unless otherwise indicated in the Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. (Sections 307 and 1001). No payment of interest on a Bearer Security will be made unless on the earlier of the date of the first such payment by the Company or the date of delivery by the Company of a definitive Bearer Security, including a permanent global Security, a written certificate in the form required by the Indenture, is provided to the Company stating that on such date the Bearer Security is not owned by or on behalf of a United States person (as defined under "Limitations on Issuance of Bearer Securities") or, if a beneficial interest in such Bearer Security is owned by or on behalf of a United States person, that such United States person is a person described in Section 1.163-5(c)(2)(i)(D)(6) of the United States Treasury Regulations or is a financial institution who has purchased such Bearer Security for resale during the restricted period and who certifies that is has not acquired such Bearer Security for purposes of resale to a United States person or to a person within the United States or its possessions. No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained in the United States and payments will not be made in respect of Bearer Securities or coupons appertaining thereto pursuant to presentation to the Company or its Paying Agents within the United States or any other demand for payment to the Company or its Paying Agents within the United States. Notwithstanding the foregoing, payment of principal of and any premium and interest on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the United States if, and only if, payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 1002).

     Unless otherwise indicated in the Prospectus Supplement, the principal office of the Trustee, 450 West 33rd Street, New York, New York, will be designated as the Company's Paying Agent office for payments with respect to Debt Securities which are issuable solely as Registered Securities. Any Paying Agent outside the United States and any other Paying Agent in the United States initially designated by the Company for the Debt Securities will be named in the Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (i) a Paying Agent in a Place of Payment for such series in the United States for payments with respect to any Registered Securities of such series (and for payments with respect to Bearer Securities of such series in the circumstances described above, but not otherwise), (ii) a Paying Agent in a Place of Payment located outside the United States where (subject to applicable laws and regulations) Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed on the London Stock Exchange, the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in London or Luxembourg or any other required city located outside the United States, as the case may be, for the Debt Securities of such series, and (iii) a Paying Agent in a Place of Payment located outside the United States where (subject to applicable laws and regulations) Registered Securities of such series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company may be served. (Section 1002).

     All moneys paid by the Company to a Paying Agent for the payment of principal of and any premium and interest on any Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will, unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property law, be repaid to the Company and thereafter the holder of such Debt Security or any coupon appertaining thereto will look only to the Company for payment thereof. (Section 1003).

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global Securities that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement (the "Depositary"). Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. (Section 301). Unless and until it is exchanged for Debt Securities in definitive form, including a permanent global Security, a temporary global Security in registered form may not be transferred except as a whole by the Depositary for such global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor Depositary. (Section
305).

     The specific terms of the depositary arrangement with respect to a series of Debt Securities or any part thereof will be described in the Prospectus Supplement. The Company anticipates that the following provisions will apply to all depositary arrangements relating to global Securities.

     Upon the issuance of a global Security, the Depositary for such global Security or its nominee will credit the accounts of persons holding a beneficial interest in such global Security with the respective principal amount of the Debt Securities represented by such global Security. Such accounts shall be designated by the underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a global Security will be limited to persons that have accounts with the Depositary for such global Security or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations and laws may impair the ability to transfer beneficial interests in a global Security.

     So long as the Depositary for a global Security, or its nominee, is the registered owner or bearer, as the case may be, of such global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such global Security for all purposes under the Indenture. (Section 308). Except as provided below, owners of beneficial interests in a global Security will not be entitled to have Debt Securities represented by such global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Payment of principal of, and any premium and interest on, Debt Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or bearer, as the case may be, of the global Security representing such Debt Securities. Neither the Company, the Trustee, any Paying Agent nor the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global Security for such Debt Securities or for maintaining, supervising or receiving any records relating to such beneficial ownership interests.

     The Company expects that the Depositary or its nominee, as the case may be, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global Security for such Debt Securities as shown on the records of such Depositary or its nominee, subject to the furnishing of the certificate described above under "Payment and Paying Agents" in the case of a global Security in which interests are exchangeable for Bearer Securities. The Company also expects that payments by participants to owners of beneficial interests in such global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Receipt by owners of beneficial interests in a temporary global Security of payments in respect of such temporary global Security will be subject, in the case of a global Security in which interests are exchangeable for Bearer Securities, to the furnishing of the certificate described above under "Payment and Paying Agents."

     If the Depositary is at any time unwilling or unable to continue as depositary or the Depositary is no longer eligible to so serve and a successor depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities of such series in definitive form in exchange for the global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have the Registered Securities of a series represented by a global Security and, in such event, the Company will issue Registered Securities of such series in definitive form in exchange for the global Security representing such series of Registered Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a global Security representing Debt Securities of such series may, on terms acceptable to the Company and the Depositary, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as Registered Securities). (Section 305). See, however, "Limitations on Issuance of Bearer Securities" below for a description of certain restrictions on the issuance of a Bearer Security in definitive form in exchange for an interest in a global Security.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

     In compliance with United States federal tax laws and regulations, during the restricted period (as defined under "Denominations, Registration and Transfer") Bearer Securities may not be offered, sold, resold or delivered in connection with their sale in the United States or to United States persons (each as defined below) except to the extent permitted under Section 1.163-5(c)(2)(i)(D) of the United States Treasury Regulations (the "D Rules"), and any underwriters, agents and dealers participating in the offering of Bearer Securities must agree that they will not offer any Bearer Securities for sale or resale, or sell, in the United States or to United States persons except to the extent permitted by the D Rules, or deliver Bearer Securities within the United States.

     Bearer Securities and any coupons appertaining thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." Under Sections 165(j) and 1287(a) of the Internal Revenue Code of 1986, as amended (the "Code"), holders that are United States persons, with certain exceptions, will not be entitled to deduct any loss on Bearer Securities and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Securities.

     As used herein "United States person" means (i) a citizen or resident of the United States, (ii) a corporation or partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust which is subject to the primary supervision of a court within the United States and under the control of a United States person as described in section 7701(a)(30) of the Code. "United States" means the United States of America (including the States and the District of Columbia) and its "possessions," which include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

     Other restrictions and additional tax considerations may apply to the issuance and holding of Bearer Securities. A description of such restrictions and tax consequences will be set forth in the Prospectus Supplement.

LIMITATIONS ON LIENS ON ASSETS AND SALE AND LEASEBACK TRANSACTIONS

     Liens on Assets. So long as any Debt Security remains Outstanding, the Company will not, and will not permit any Subsidiary to, create or suffer to exist any Mortgage, or otherwise subject to any Mortgage the whole or any part of any property or assets now owned or hereafter acquired by any of them, without securing, or causing such Subsidiary to secure, the Outstanding Debt Securities, and any Indebtedness of the Company and such Subsidiary which may then be outstanding and entitled to the benefit of a covenant similar in effect to this covenant, equally and ratably with the Indebtedness secured by such Mortgage, for as long as any such Indebtedness is so secured. The foregoing covenant does not apply to the creation, extension, renewal or refunding of the following:

          (a) any Mortgage on any property of a corporation existing at the time such corporation is merged into or consolidated with, or at the time such corporation becomes a Subsidiary of, the Company or any Subsidiary or at the time of a sale, lease or other disposition of the assets of a corporation or other entity as an entirety or substantially as an entirety to the Company or such Subsidiary; provided, however, that such Mortgage does not spread (i) to other property at such time owned by the Company or any of its Subsidiaries or (ii) with respect to a merger or consolidation only, to other property thereafter acquired;

          (b) any Mortgage (i) on any property acquired or constructed by the Company or any Subsidiary to secure all or a portion of the price of such acquisition or construction or funds borrowed to pay all or a portion of the price of such acquisition or construction (including any Capitalized Lease Obligation) or (ii) to which any property or asset acquired by the Company or any Subsidiary is subject as of the date of its acquisition by the Company or such Subsidiary;

          (c) any Mortgage to secure public or statutory obligations or with any governmental agency at any time required by law in order to qualify the Company or any Subsidiary to conduct its business or any part thereof or in order to entitle it to maintain self-insurance or to obtain the benefits of any law relating to workers' compensation, unemployment insurance, old age pensions or other social security, or with any court, board, commission, or governmental agency as security incident to the proper conduct of any proceeding before it, including any Mortgage securing a letter of credit issued in the ordinary course of business in connection with any of the foregoing;

          (d) any Mortgage securing the performance of bids, tenders, leases, contracts (other than for the repayment of borrowed money), statutory obligations, surety and appeal bonds and other obligations of like nature, incurred as an incident to and in the ordinary course of business;

          (e) any Mortgage imposed by law, such as carriers', warehousemen's, mechanic's, materialmen's supplier's, repairmen's and vendors' liens, incurred in good faith in the ordinary course of business with respect to obligations not delinquent or which are being contested in good faith by appropriate proceedings and as to which the Company or the relevant Subsidiary, as the case may be, shall have set aside on its books adequate reserves;

          (f) any Mortgage securing the payment of taxes, assessments and governmental charges or levies, either (i) not delinquent or (ii) being contested in good faith by appropriate legal or administrative proceedings and as to which the Company or the relevant Subsidiary, as the case may be, shall have set aside on its books adequate reserves;

          (g) any Mortgage created by or resulting from any litigation or proceeding which is currently being contested in good faith by appropriate proceedings and as to which (i) levy and execution have been stayed and continue to be stayed and (ii) the Company or the relevant Subsidiary, as the case may be, shall have set aside on its books adequate reserves; or

          (h) any Mortgage securing Indebtedness of a wholly owned Subsidiary to the Company or to another wholly owned Subsidiary for so long as such Indebtedness is held by the Company or such other wholly owned Subsidiary, in each case subject to no Mortgage held by a Person other than the Company or such other wholly owned Subsidiary.

     Notwithstanding the foregoing, the Company and any Subsidiary may at any time create or suffer to exist any Mortgage which would otherwise be subject to the foregoing restrictions if the aggregate principal amount of Indebtedness secured by such Mortgage, together with (i) the aggregate principal amount of all other Indebtedness secured by Mortgages of the Company and any of its Subsidiaries then outstanding which would otherwise be subject to the foregoing restriction (not including Indebtedness secured by Mortgages permitted to be created or exist under paragraphs (a) through (h) above) and (ii) the aggregate in value of all Sale and Leaseback Transactions entered into by the Company and any of its Subsidiaries at such time which would be subject to the restrictions described under "Sale and Leaseback Transactions" below except for the last paragraph thereunder, does not at any time exceed 15% of Shareholders' Ownership. (Section 1008).

     Sale and Leaseback Transactions. The Company will not, and will not permit any Subsidiary to, sell or transfer any property or assets owned by the Company or any Subsidiary with the intention of taking back a lease on such property or assets, except Sale and Leaseback Transactions in which:

          (a) the lease in such Sale and Leaseback Transaction is for a period not exceeding three years and the Company or the Subsidiary which is a party to such lease intends that its use of the property or asset which is the subject of the Sale and Leaseback Transaction will be discontinued on or before the expiration of such period;

          (b) the sale or transfer of any property or asset subject to such Sale and Leaseback Transaction is made prior to, at the time of, or within 180 days after the later of the date of the acquisition (including acquisition through merger or consolidation) of such property or asset or the completion of construction or material improvement thereof;

          (c) the Company or any Subsidiary shall apply an amount equal to the value of the property or asset so leased (as determined in any manner approved by the Board of Directors) to the retirement, within 180 days after the effective date of any such arrangement, of any Debt Securities or Indebtedness of the Company or its Subsidiaries that is not subordinate in right of payment to the Debt Securities; provided, however, that the amount to be so applied to the retirement of any Debt Securities or such Indebtedness may be reduced by (i) the principal amount of any Debt Securities delivered within 180 days before or after the effective date of any such arrangement to the Trustee for retirement and cancellation, and
     (ii) the principal amount of any such Indebtedness, other than Debt Securities, retired (other than at maturity) by the Company or a Subsidiary within 180 days before or after the effective date of any such arrangement;

          (d) the lease in such Sale and Leaseback Transaction secures or relates to obligations issued by the United States, any state thereof or the District of Columbia, or any department, agency or instrumentality or political subdivision of any of the foregoing, or by any other country or any department, agency or instrumentality or political subdivision thereof, or any agent or trustee acting on behalf of any of the foregoing or on behalf of the holders of obligations issued by any of the foregoing, to finance the acquisition or construction or material improvement of the property or asset so leased; or

          (e) the Sale and Leaseback Transaction is between or among the Company and one or more Subsidiaries, or between or among Subsidiaries.

     Notwithstanding the foregoing, the Company and any Subsidiary may at any time enter into a Sale and Leaseback Transaction which would otherwise be subject to the foregoing restrictions if the aggregate in value of such Sale and Leaseback Transaction, together with (i) the aggregate in value of all other Sale and Leaseback Transactions entered into by the Company and any of its Subsidiaries at such time which would otherwise be subject to the foregoing restriction (not including Sale and Leaseback Transactions permitted to be entered into under paragraphs (a) through (e) above) and (ii) the aggregate principal amount of all other Indebtedness secured by Mortgages of the Company and any of its Subsidiaries then outstanding which would be subject to the restrictions described under "Liens on Assets" above except for the last paragraph thereunder, does not at any time exceed 15% of Shareholders' Ownership. (Section 1009).

RESTRICTIONS ON MERGERS AND SALES OF ASSETS

     The Company may not consolidate with or merge into any other Person, or convey, transfer or lease its properties and assets substantially as an entirety to any Person unless (i) the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety shall be a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and shall expressly assume by supplemental indenture the payment of the principal of, premium, if any, interest, if any, on and any sinking fund payment in respect of the Debt Securities and the related coupons and the performance of the other covenants of the Company under the Indenture, (ii) immediately after giving effect to such transaction, no Event of Default, or event which after notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing;
(iii) if, as a result of such transaction, properties or assets of the Company or any of its Subsidiaries would become subject to a Mortgage not permitted by
Section 1008 of the Indenture without equally and ratably securing the Debt Securities as provided therein (see "Limitations on Liens on Assets and Sale and Leaseback Transactions" above), such successor corporation shall have taken such steps as shall be necessary to secure the Debt Securities equally and ratably with (or prior to) all indebtedness secured thereby pursuant to Section 1008 of the Indenture and (iv) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating that such transaction and such supplemental indenture comply with the Indenture and that all conditions precedent have been complied with. Notwithstanding the foregoing, the Company may merge with another Person or acquire by purchase or otherwise all or any part of the property or assets of any other corporation or Person in a transaction in which the surviving entity is the Company. (Section 801).

MODIFICATION AND WAIVER

     Certain modifications and amendments of the Indenture, including the rights of Holders of a series of Outstanding Debt Securities and any related coupons, may be made by the Company and the Trustee only with the consent of the Holders of 66-2/3% in principal amount of the Outstanding Debt Securities of each series affected by the modification or amendment, provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby: (i) change the stated maturity date of the principal of, or any installment of principal or interest, if any, on, any such Outstanding Debt Security, (ii) reduce the principal amount of, premium, if any, or interest (or change the formula for determining the rate of interest thereon), if any, on any such outstanding Debt Security including in the case of an Original Issue Discount Security (the amount payable upon acceleration of the Maturity thereof); (iii) change the Place of Payment where, or the coin or currency in which, any principal of, premium, if any, or interest, if any, on any such Debt Security is payable; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the above-stated percentage of Outstanding Debt Securities of any series the consent of the Holders of which is necessary to amend the Indenture; (vi) modify the foregoing requirements or reduce the percentage of aggregate principal amount of the Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (vii) reduce certain requirements set forth in the Indenture relating to quorums or voting; or (viii) change any obligation of the Company to maintain a Place of Payment. (Section 902).

     The Holders of 66-2/3% in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all Debt Securities of such series, waive, insofar as such series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1010). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of such series and any related coupons waive any past default under the Indenture with respect to such series and its consequences, except a default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security of such series or any related coupon or in respect of a covenant or provision under which the Indenture cannot be modified or amended without consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513).

EVENTS OF DEFAULT


     The Indenture defines an Event of Default with respect to any series of Debt Securities as being any one of the following events: (i) default for 30 days in the payment of any interest on such series; (ii) default in the payment of principal of, and premium, if any, on such series when due; (iii) default in the payment of any sinking fund installment with respect to such series when due; (iv) default for 30 days after appropriate notice by the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities in performance of any other covenant or warranty in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of Debt Securities other than such series); (v) certain events of bankruptcy, insolvency or reorganization with respect to the Company; or (vi) any other event established as an Event of Default with respect to such series as stated in the Prospectus Supplement. In case an Event of Default shall occur and be continuing with respect to any series of Debt Securities, the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series may declare the entire principal amount of such series (or, if the Debt Securities of such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series) to be due and payable. (Sections 501 and 502).


     A judgment for money damages by courts in the United States, including a money judgment based on an obligation expressed in a foreign currency, will ordinarily be rendered only in U.S. dollars. New York statutory law provides that a court shall render a judgment or decree in the foreign currency of the underlying obligation and that the judgment or decree shall be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment or decree.

     If, for the purpose of obtaining a judgment in any court with respect to any obligation of the Company under any Debt Security or any related coupon, it becomes necessary to convert into any other currency or currency unit any amount in the currency or currency unit due under such Debt Security or coupon, the conversion will be made by the Currency Determination Agent appointed pursuant to the Indenture with respect to such Debt Security at the Market Exchange Rate in effect on the date of entry of the judgment (the "Judgment Date"). If, pursuant to any such judgment, conversion is made on a date (the "Substitute Date") other than the Judgment Date and a change has occurred between the Market Exchange Rate in effect on the Judgment Date and the Market Exchange Rate in effect on the Substitute Date, the Indenture requires the Company to pay such additional amounts (if any) as may be necessary to ensure that the amount paid is equal to the amount in such other currency or currency unit which, when converted at the Market Exchange Rate in effect on the Judgment Date, is the amount then due under the Indenture or in respect of such Debt Security or coupon. The Company will not, however, be required to pay more in the currency or currency unit due under the Indenture or such Debt Security or coupon at the Market Exchange Rate in effect on the Judgment Date than the amount of currency or currency unit stated to be due under the Indenture or such Debt Security or coupon, and the Company will be entitled to withhold (or be reimbursed for, as the case may be) any excess of the amount actually realized upon any such conversion on the Substitute Date over the amount due and payable on the Judgment Date. (Section 516).

     The Company is required by law to furnish the Trustee, not less often than annually, with a certificate as to its respective compliance with the conditions and covenants under the Indenture.

     Reference is made to the Prospectus Supplement relating to each series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     The Indenture provides that the Trustee may withhold notice to the Holders of the Debt Securities of any default (except in payment of principal, of premium, if any, or interest, if any, or any sinking fund installment) if the board of directors, certain committees or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders of the Debt Securities and related coupons. (Section 602).

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the Holders of the Debt Securities unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. (Section 603). Subject to such provisions for indemnification and certain other rights of the Trustee, the Indenture provides that the Holders of a majority in principal amount of the Outstanding Debt Securities of any series affected shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series. (Sections 512 and 603).

     No Holder of any Debt Security of any series or any related coupon will have any right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy under the Indenture, unless (i) an Event of Default with respect to such series shall have occurred and be continuing and such Holder shall have previously given to the Trustee written notice of such continuing Event of Default with respect to Debt Securities of such series; (ii) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series shall have made written request to the Trustee, and offered reasonable indemnity to the Trustee against the costs, expenses and liability to be incurred in compliance with such request, to institute such proceedings as Trustee, and (iii) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days after receipt of such notice, request and offer of indemnity. (Section 507). However, the Holder of any Debt Security or coupon will have an absolute and unconditional right to receive payment of the principal, of premium, if any, and interest, if any, on such Debt Security or payment of such coupon on or after the due dates expressed in such Debt Security or coupon and to institute suit for the enforcement of any such payment. (Section 508).

     Directors, officers, employees and stockholders of the Company will not have any liability for any obligations of the Company under the Debt Securities, any related coupons or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Debt Securities or coupons, by accepting a Debt Security or coupon, waives and releases all such liability. The waiver and the release are part of the consideration for the issue of the Debt Securities (including any coupons). (Section 113).

DEFEASANCE

     Defeasance and Discharge. Except as may be otherwise set forth in the Prospectus Supplement, the Company may discharge all of its obligations (except those set forth below) to Holders of any series of Debt Securities issued under the Indenture which have not already been delivered to the Trustee for cancellation if, among other things (i) the Company irrevocably deposits with the Trustee cash or U.S. Government Obligations or a combination thereof, as trust funds in trust, in an amount certified to be sufficient to pay and discharge the principal of, any premium or interest on and any mandatory sinking fund payments or analogous payments applicable to the Outstanding Debt Securities of that series when due and such funds have been so deposited for 91 days; (ii) the Company pays all other sums payable with respect to the Outstanding Debt Securities of such series; (iii) such deposit will not result in a breach of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound;
(iv) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default with respect to the Debt Securities of that series shall have occurred and be continuing on the date of deposit and no bankruptcy Event of Default or event which with the giving of notice or the lapse of time would become a bankruptcy Event of Default shall have occurred and be continuing on the 91st day after such date; (v) the Company delivers to the Trustee an Opinion of Counsel or a ruling from or published by the United States Internal Revenue Service to the effect that Holders of Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred (see "Limitation on Defeasance" below); and (vi) if the Debt Securities of that series are then listed on any domestic or foreign securities exchange, the Company delivers to the Trustee an Opinion of Counsel to the effect that such deposit, defeasance and discharge will not cause such Debt Securities to be delisted. Upon such discharge, the holders of the Debt Securities and any related coupons shall look for payment only to the funds or obligations deposited with the Trustee (subject to certain exceptions) and the holders of the Debt Securities shall no longer be entitled to the benefits of the Indenture, except for, among other things, (i) rights of registration of transfer and exchange of Debt Securities of such series; (ii) rights of substitution of mutilated, defaced, destroyed, lost or stolen certificates of Debt Securities of such series; (iii) the rights, obligations, duties and immunities of the Trustee; (iv) the rights of Holders of Debt Securities of such series as beneficiaries with respect to property deposited with the Trustee payable to all or any of them; and (v) the obligations of the Company to maintain an office or agency in respect of Debt Securities of such series. (Section 401).

     Defeasance of Certain Covenants and Certain Events of Default. Except as may be otherwise set forth in the Prospectus Supplement, if the terms of the Debt Securities of any series so provide, the Company may omit to comply with certain restrictive covenants in Section 801(c) (Consolidation, Merger, Conveyance, Transfer or Lease), Sections 1007 (Purchase of Securities by Company or Subsidiary), 1008 (Liens on Assets) and 1009 (Limitation on Sale and Leaseback Transactions), and such failure to comply with Sections 801(c), 1007, 1008 and 1009 of the Indenture, as described in clause (iv) under "Events of Default" above, shall not be deemed to be Events of Default under the Indenture with respect to such series if, among other things, (i) the Company irrevocably deposits with the Trustee cash or U.S. Government Obligations or a combination thereof, as trust funds in trust, in an amount certified to be sufficient to pay and discharge the principal of, any premium or interest on and any mandatory sinking fund payments or analogous payments applicable to the Outstanding Debt Securities of that series when due and such funds have been so deposited for 91 days; (ii) the Company pays all other sums payable with respect to the Outstanding Debt Securities of such series; (iii) such deposit will not result in a breach of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound;
(iv) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default with respect to the Debt Securities of that series shall have occurred and be continuing on the date of deposit and no bankruptcy Event of Default or event which with the giving of notice or the lapse of time would become a bankruptcy Event of Default shall have occurred and be continuing on the 91st day after such date; (v) the Company delivers to the Trustee an Opinion of Counsel or a ruling from or published by the United States Internal Revenue Service to the effect that Holders of Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred (See "Limitation on Defeasance" below); and (vi) if the Debt Securities of that series are then listed on any domestic or foreign securities exchange, the Company delivers to the Trustee an Opinion of Counsel to the effect that such deposit, defeasance and discharge will not cause such Debt Securities to be delisted. The obligations of the Company under the Indenture with respect to the Debt Securities of such series, other than with respect to the covenants referred to in this paragraph, shall remain in full force and effect.

     Limitation on Defeasance. Under United States federal income tax law as in effect on the date of this Prospectus, any defeasance will be treated as a taxable exchange of the related Debt Securities for an interest in the trust. As a consequence, while these laws are in effect, each Holder of such Debt Securities would recognize gain or loss equal to the difference between the Holder's cost or other tax basis for the Debt Securities and the value of the Holder's interest in the trust, and thereafter will be required to include in income a share of the income, gain and loss of the trust. Prospective investors are urged to consult their own tax advisors as to the specific consequences of such defeasance and any change in law subsequent to the date of this Prospectus. To exercise either option referred to above under "Defeasance and Discharge" and

"Defeasance of Certain Covenants and Certain Events of Default," the Company is required to deliver to the Trustee an opinion of independent counsel (which opinion would be based on there having been, since the date of the Indenture, a change in the applicable United States federal income tax law, including a change in official interpretation thereof), or a ruling from or published by the Internal Revenue Service, to the effect that the exercise of such option will not cause the Holders of Debt Securities to recognize income, gain or loss for United States federal income tax purposes, and that such Holders of Debt Securities will be subject to United States federal income tax on the same amount and in the same manner and at the same time as would have been the case if such option had not been exercised.

NOTICES

     Except as may otherwise be set forth in the accompanying Prospectus Supplement, notice to the Holders of Bearer Securities will be given by publication in a daily newspaper in the English language of general circulation in the City of New York and in London, and so long as such Bearer Securities are listed on the Luxembourg Stock Exchange and the Luxembourg Stock Exchange shall so require, in a daily newspaper of general circulation in Luxembourg or, if not practical, elsewhere in Western Europe. Such publication is expected to be made in The Wall Street Journal, the Financial Times and the Luxemburger Wort. Notices to Holders of Registered Securities will be given by first-class mail to the addresses of such Holders as they appear in the Security Register. In the event that notices cannot be given as provided above by publication or mailing, as the case may be, then such notice as shall be made with the approval of the Trustee shall constitute sufficient notice for all purposes. (Section 106).

TITLE

     Title to any Bearer Securities and any coupons appertaining thereto will pass by delivery. The Company, the Trustee and any agent of the Company or the Trustee may treat the bearer of any Bearer Security, the bearer of any coupon and the registered owner of any Registered Security as the absolute owner thereof (whether or not such Debt Security or coupon shall be overdue and notwithstanding any notice to the contrary) for the purposes of making payment and for all other purposes (Section 308); provided, however, that the Company, the Trustee and any agent of the Company or the Trustee shall treat a person as the Holder of such principal amount of outstanding Debt Securities represented by a permanent global Security as shall be specified in a written statement of the Holder of such permanent global Security, or, in the case of a permanent global Security in bearer form, of Euro-clear, or CEDEL Bank, and produced to the Trustee by such person. (Section 203).

REPLACEMENT OF SECURITIES AND COUPONS

     Any mutilated Debt Security or a Debt Security with a mutilated coupon appertaining thereto will be replaced by the Company at the expense of the Holder upon surrender of such Debt Security to the Trustee. Debt Securities or coupons that become destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Company and the Trustee of evidence of any destruction, loss or theft thereof satisfactory to the Company and the Trustee (provided that the Company or the Trustee has not been notified that such Debt Security or coupon has been acquired by a bona fide purchaser); in the case of any coupon which becomes destroyed, stolen or lost, such coupon will be replaced by issuance of a new Debt Security in exchange for the Debt Security to which such coupon appertains. In the case of a destroyed, lost or stolen Debt Security or coupon, an indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Debt Security or coupon before a replacement Debt Security will be issued. (Section 306).

GOVERNING LAW

     The Indenture, the Debt Securities and coupons are governed by, and construed in accordance with the laws of the State of Ohio, provided however, that the immunities and standard of care of the Trustee in connection with the administration of its trust under the Indenture are governed by and construed in accordance with the laws of the State of New York. (Section 114).

REGARDING THE TRUSTEE

     The Company and certain of its affiliates maintain banking relationships in the ordinary course of business with the Trustee.

     Under the Indenture, the Trustee will, to the extent required by the Trust Indenture Act of 1939, as amended, transmit annual reports to all Holders regarding its eligibility and qualifications as Trustee under the Indenture and certain related matters. (Section 703).

                              PLAN OF DISTRIBUTION

GENERAL

     The Company may sell all or part of the Debt Securities from time to time on terms determined at the time such Debt Securities are offered for sale to or through underwriters or through selling agents, and also may sell such Debt Securities directly to purchasers. Such underwriters may include Credit Suisse First Boston Corporation, J.P. Morgan & Co. or a group of underwriters represented by such firms. The names of any such underwriters or selling agents in connection with the offer and sale of any series of Debt Securities and the compensation of such persons will be set forth in the Prospectus Supplement relating thereto.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such compensation received from the Company will be described in the accompanying Prospectus Supplement.

     Underwriters, dealers, selling agents and other persons may be entitled, under agreements which may be entered into with the Company, to indemnification by the Company against certain civil liabilities including liabilities under the Securities Act. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

     Nicholas B. Paumgarten, a Managing Director of J.P. Morgan & Co., is a director of the Company, owns 400 Class A Common Shares of the Company and is the sole trustee of certain trusts which own an aggregate of 2,000 Class A Common Shares of the Company. Mr. Paumgarten's wife owns 850 Class A Common Shares of the Company.

     Each series of Debt Securities will be a new issue of securities with no established trading market. In the event that Debt Securities of a series offered hereunder are not listed on a national securities exchange, certain broker-dealers may make a market in the Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Debt Securities of any series or as to the liquidity of the trading market for the Debt Securities.

DELAYED DELIVERY ARRANGEMENTS

     If so indicated in the Prospectus Supplement, the Company may authorize underwriters or other persons acting as agents of the Company to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject; and (b) if the Debt Securities are also being sold to underwriters, the Company shall have sold to such underwriters the Debt Securities not sold for delayed delivery. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report given upon their authority as experts in accounting and auditing.

     The financial statements of Harte-Hanks Newspapers and Harte-Hanks Television as of December 31, 1996, and for each of the three years then ended incorporated herein by reference from the Company's Current Report on Form 8-K dated September 4, 1997, have been so incorporated in reliance on the report of KPMG Peat Marwick LLP, independent public accountants, given on authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of TV Food Network, G.P. and Subsidiary as of December 31, 1996, and for each of the three years then ended incorporated herein by reference from the Company's Current Report on Form 8-K dated September 4, 1997, have been so incorporated in reliance on the report of KPMG Peat Marwick LLP, independent public accountants, given on authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     Baker & Hostetler LLP, Cincinnati, Ohio, will pass upon the legality of the Debt Securities offered hereby for the Company. Simpson Thacher & Bartlett, New York, New York, (a partnership which includes professional corporations) will pass upon certain legal matters for the underwriters, dealers or agents, if any, unless otherwise specified in the applicable Prospectus Supplement. John H. Burlingame, Chairman of Baker & Hostetler LLP, is a director and a member of the Executive Committee of the Board of Directors of the Company and a trustee of the Edward W. Scripps Trust. As a trustee, he has the power together with the other trustees of the Edward W. Scripps Trust to vote and dispose of the 32,610,000 Class A Common Shares and the 16,040,000 Common Voting Shares of the Company held by the Trust. Mr. Burlingame disclaims any beneficial interest in such shares held by the Trust.

------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION, NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
PROSPECTUS SUPPLEMENT
The Company..........................     S-2
Recent Developments..................     S-3
Use of Proceeds......................     S-4
Capitalization.......................     S-4
Selected Consolidated Financial
  Data...............................     S-5
Unaudited Pro Forma Condensed
  Consolidated Financial
  Statements.........................     S-8
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    S-15
Description of Notes.................    S-21
Underwriting.........................    S-23
Notice to Canadian Residents.........    S-24
Legal Matters........................    S-25
PROSPECTUS
Available Information................       3
Incorporation of Certain Documents by
  Reference..........................       3
The Company..........................       4
Use of Proceeds......................       5
Ratio of Earnings to Fixed Charges...       5
Description of Debt Securities.......       5
Plan of Distribution.................      19
Experts..............................      20
Legal Matters........................      20

======================================================
                                 [Scripps Logo]

                            THE E.W. SCRIPPS COMPANY

                                  $100,000,000

                             6 3/8% Notes Due 2002


                                  $100,000,000

                             6 5/8% Notes Due 2007

                             PROSPECTUS SUPPLEMENT
                           CREDIT SUISSE FIRST BOSTON
                               J.P. MORGAN & CO.
------------------------------------------------------